UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: May 12, 2010	Title:	Corporate Secretary

A French corporation (société anonyme) with a Board of Directors and share capital of €26,989,002.80

Registered offices: 1-5, rue Jeanne d’Arc, 92130 Issy-les-Moulineaux, France

333 773 174 Corporate and Trade Register, Nanterre

2009 Annual Report Update

Copies of this update of the Annual Report are available free of charge at the registered offices of Technicolor, 1-5, Jeanne d’Arc, 92130 Issy-les-Moulineaux, and on the Company’s Internet site (www.technicolor.com).

Contents

Page

1.

SELECTED FINANCIAL INFORMATION AND RECENT DEVELOPMENTS

4

1.1.

Press release, dated March 31, 2010: Technicolor Announces Grass Valley
Reorganization Plan

4

1.2.

Press Release, dated April 22, 2010

4

1.3.

Group operating performance improvement programs

10

2.

EQUALITY OF INFORMATION

11

3.

INDEPENDENT ANALYSIS REPORT

12

4.

DESCRIPTION OF INDEBTEDNESS

13

5.

INTEREST RATE RISK

19

6.

PERSON RESPONSIBLE FOR THE ANNUAL REPORT AND ITS UPDATE

21

6.1.

Person Responsible for the Annual Report and its Update

21

6.2.

Certification of the Person Responsible for the Update

21

7.

CROSS REFERENCE TABLE

22

APPENDICES:

APPENDIX 1A REPORT BY HOULIHAN LOKEY, DATED DECEMBER 15, 2009

24

APPENDIX 1B LETTER ISSUED IN CONNECTION WITH THE INDEPENDENT ANALYSIS REPORT,
DATED DECEMBER 15, 2009

54

APPENDIX 2  DEFINITIONS

56

General information

As used in this 2009 Annual Report Update the following terms have the following meanings set forth below:

•

the “Annual Report” means the Technicolor 2009 Annual Report Update, filed with the AMF on March 30, 2010 under the number D.10-0193;

•

the “Company” means Technicolor;

•

the “Group” means the Company and all of its consolidated subsidiaries;

•

the “Securities Note” means the Securities Note approved by the AMF on April 27, 2010 under n° 10-107;

•

the “Update” means this update of the Annual Report.

A glossary of the terms used in this Update is provided in Appendix 2.

N.B.: A cross-reference table indicating the pages of the Annual Report which correspond to the 25 headings provided in Appendix I of the European Regulation (EC) No. 809/2004 of April 29, 2004 and the pages of this Update appears starting on page 25.

1.           Selected Financial Information and Recent Developments

1.1.        Press release, dated March 31, 2010: Technicolor Announces Grass Valley Reorganization Plan

Paris, 31 March 2010 - Technicolor (Euronext Paris 18453; NYSE : TCH) today announced a reorganization plan to enable its Grass Valley business to adapt to a strongly deteriorated business climate. Grass Valley, currently being divested, is not within Technicolor’s strategic re-focusing, centered upon services for content creators and distributors.

The worldwide market for professional broadcast equipment, where Grass Valley does business, has been in sharp decline - about 30% since the end of 2008 - mainly as a result of declining broadcaster budgets and advertising expenses. Like all companies in the sector, Grass Valley faces serious economic difficulties, as evidenced by a 31% decline in revenues between 2008 and 2009 and losses totaling 87m€1 in 2009.

The reorganization plan, which involves all major Grass Valley sites worldwide (Germany, Japan, the Netherlands, USA, France) will be presented to duly-designated personnel representatives in the countries involved.

Towards this end, since the beginning of this week, Group affiliates have held meetings with works councils in the Netherlands and Germany as well as French (Comité Central d’Entreprise) and European (Comité d’Entreprise Européen du Groupe) works councils. The meetings were held in order to present a reorganization plan needed to enable Grass Valley to return to the break-even point in the current economic context. The plan was based upon Grass Valley’s reorganization into three distinct activities: broadcast, head-ends and transmission. It would include a 25% reduction in Grass Valley headcount by eliminating 625 jobs worldwide.

The Company reiterates its desire to implement the plan in a responsible fashion; it seeks to engage in a dialog with employees, while taking each individual’s situation into account, consistent with the company’s human resources policy.

1.2.        Press Release, dated April 22, 2010

Q1 2010 consolidated revenue decline in line with H2 2009 trend, as expected

•

Q1 2010 Group revenues from continuing operations amounted to €691 million, down 24.4% at current currency and down 25.0% at constant currency compared to Q1 2009.

•

Excluding the retail telephony business, from which the Group completed its exit at the end of 2009, revenues declined by 20.9% in Q1 2010 at current currency and by 21.5% at constant currency.

•

Entertainment Services benefited from a strong release slate in Film and high level of activity in Digital Production. However, Postproduction and Media Management Services remained affected in Q1 2010 by fewer productions and theatrical releases. The rate of volume decrease in DVD markedly slowed during the first quarter compared to 2009.

1 Loss before tax and net finance costs and before impairment losses.

•

The trend seen in the Connect business in the final quarter of 2009 continued in Q1 2010. Revenues fell by 35.8% at current currency and 37.0% at constant currency compared with a first quarter of 2009 which benefited from particularly high Set-Top Boxes volumes. Through Q1 2010, Connect market positions were maintained, and market conditions stabilized.

•

Licensing revenues were near stable in Q1 2010 compared with Q1 2009.

•

The Group still expects H1 2010 revenue trend to be in line with the H2 2009 trend and maintains its focus on continuing to win new clients to deliver revenue growth in H2 2010.

Debt and cash position

•

Estimated cash position at 31 March 2010 amounted to €586 million, compared with €569 million at 31 December 2009.

•

As per the Sauvegarde plan, cash outflows expected in May following the closing of the balance sheet restructuring are estimated at around €185 million, most of which relate to payments to creditors.

•

Estimated net financial debt stood at of €2,280 million at 31 March 2010 compared with €2,174 million at 31 December 2009.

•

Subject to market conditions and regulatory approvals, the Group is now ready to execute the last phase of its financial restructuring and to implement the steps provided in the Sauvegarde Plan approved by the Tribunal de Commerce on 17 February 2010.

Paris (France), 22 April 2010  The Board of Directors of Technicolor (Euronext Paris 18453; NYSE: TCH) met yesterday to review the Group’s first quarter revenues.

Comment by Frederic Rose, CEO

“As we expected at the publication of our annual results last February, our revenues continue to follow the same trend as during the second half of 2009. Despite market conditions that remain challenging, we have been able to note signs of improvement in some of our activities. We remain focused on our principal 2010 objective: operational improvement and cash generation.”

First quarter 2010 revenues

Revenues are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued, principally the Grass Valley and the Media Networks (PRN, Screenvision) businesses.

In € million unless otherwise stated	Q1 2009	Q1 2010	Change, reported
Entertainment Services revenues	409	360	(12.0)%
Change at constant currency		(11.8)%
Connect revenues	369	237	(35.8)%
Change at constant currency		(37.0)%
Technology revenues	93	93	0.0%
Change at constant currency		(1.7)%
Other revenues *	44	1	(97.1)%
Change at constant currency		(97.1)%
Group revenues from continuing operations	915	691	(24.4)%
Change at constant currency		(25.0)%
* include retail telephony activities. The Group completed the exit from these activities at the end of 2009.

Key Highlights

First quarter 2010 revenues and first half trend

•

In the first quarter of 2010, Group revenues from continuing operations amounted to €691 million, down 24.4% at current currency compared to the first quarter of 2009, and down 25.0% at constant currency. Excluding the impact of the exit of the retail telephony business, completed at the end of 2009, revenues declined by 20.9% at current currency in the first quarter of 2010 and by 21.5% at constant currency.

-

Entertainment Services revenues were down 12.0% at current currency and 11.8% at constant currency compared with the first quarter of 2009, mostly due to a decline in DVD volumes and lower activity in Media Management Services. However, market conditions for Entertainment Services showed signs of improvement in the first quarter of 2010, with a strong release slate in Film and high levels of activity in Digital Production. Overall content creation levels remained relatively low, with fewer productions and theatrical releases, leading to continuing pressure on Postproduction and Media Management Services activities. The rate of volume decrease for DVD markedly slowed in the first quarter of 2010 compared to 2009.

-

The trend seen in the Connect business in the final quarter of 2009 continued in the first quarter of 2010. Revenues fell by 35.8% at current currency and 37.0% at constant currency compared with a first quarter of 2009 which benefited from particularly high Set-Top Boxes volumes. Beyond this unfavorable comparison base, the first quarter 2010 year-on-year revenue decline reflected mainly lower demand from a North American client for satellite Set-Top Boxes. Through the first quarter of 2010, Connect market positions were maintained, and market conditions stabilized, particularly with respect to prices. Connect managed component and supply chain capacity issues that have impacted the sector over the first quarter of 2010.

-

Licensing revenues were up 1.3% at current currency and down 0.4% at constant currency in the first quarter of 2010 compared with the first quarter of 2009. This performance reflected a stable year-on-year contribution from core programs, including MPEG-LA.

•

The Group still expects the first half 2010 revenue trend to be in line with the second half 2009 trend and maintains its focus on continuing to win new clients to deliver revenue growth in H2 2010.

Financial debt situation and cash position

•

The Group’s estimated net financial debt stood at of €2,280 million at 31 March 2010 compared with €2,174 million at 31 December 2009.

•

The Group’s estimated cash position at 31 March 2010 amounted to €586 million, compared with €569 million at 31 December 2009. The Group estimates that the cash outflows related to the closing of the balance sheet restructuring agreement will amount to about €185 million, mostly related to the Disposal Proceeds Notes (DPN) down payment, interests payments postponed during Sauvegarde and supplier payments postponed during Sauvegarde.

Disposals

•

The disposal process for non-strategic activities is continuing.

-

Broadcast, Transmission and Head End (Grass Valley) disposals are being pursued, in parallel to the implementation of the reorganization plan announced on 31 March 2010.

-

Technicolor and ITV decided to terminate discussions with a preferred bidder on Screenvision US and are pursuing alternative disposal options.

-

Discussions on the PRN disposal process are continuing.

•

There exists significant uncertainty regarding the timing and the amount of the proceeds from these disposals. The Group therefore cannot rule out that a significant portion of the Disposal Proceeds Notes to be issued as part of the restructuring plan will redeemed in shares.

•

Grass Valley revenues were near stable in the first quarter of 2010 compared with the first quarter of 2009. Media Networks activities (Screenvision and PRN) benefited from an improved market environment.

First quarter 2010 divisional review

Entertainment Services

Market conditions for Entertainment Services showed signs of improvement in the first quarter of 2010, with a strong release slate in Film and high levels of activity in Digital Production. However, overall content creation levels remained relatively low, with fewer productions and theatrical releases, leading to continuing pressure on Postproduction and Media Management Services activities. The rate of volume decrease for DVD markedly slowed and Technicolor DVD activity is expected to benefit in the second half from the Warner Bros. agreement.

Entertainment Services revenues

In € million	Q1 2009	Q1 2010
Revenues	409	360
Change, as reported (%)		(12.0)%
Change at constant currency (%)		(11.8)%

•

Creation and Theatrical Services

Creation and Theatrical Services recorded solid growth in the first quarter of 2010 compared with the first quarter of 2009, driven by higher activity in Digital Production and increased volumes in Film, which more than offset lower Postproduction revenues.

Creation Services revenues benefited from continuing growth in Digital Production activities (visual effects, animation) in the first quarter of 2010, partly offset by still difficult market conditions in Postproduction services.

−

In the first quarter of 2010, Digital Production revenues continued to deliver strong growth due to increased activity in VFX for Film and to an improved market environment for VFX for Commercials. In Film, we completed Clash of the Titans and Robin Hood, and ramped-up work on Narnia 3 and Harry Potter 7. In Animation, Nickelodeon, part of MTV Networks, has awarded Technicolor the Kung Fu Panda TV series, which will be produced as an animated series for the worldwide broadcast market, initially comprising 26 episodes.

−

Postproduction services revenues were slightly below last year due to lower activity in the first quarter of 2010, resulting from fewer theatrical releases and from the continuing trend of more titles being captured digitally.

Theatrical Services revenues increased in the first quarter of 2010 compared with the first quarter of 2009. In a market continuing to migrate towards digital cinema, our Film Services activities benefited from a strong release slate in the quarter (Wolfman, Clash of the Titans, How to Train your Dragon).

Theatrical Services volume indicators

	Q1 2009	Q1 2010
Film footage (bn feet)	0.8	0.9
Change (%)		+6.6%

•

Digital Content Delivery Services

In the first quarter of 2010, Digital Content Delivery Services revenues remained affected by the continuing weak market conditions in the Media Management Services market.

−

Broadcast Services revenues were stable compared with the first quarter of 2009 as customers continued migrating channels to HD (High Definition) and as we renewed several key customer contracts.

−

Media Management Services revenues were affected by lower activity in the first quarter of 2010 due to fewer productions, reduced customer catalog activities and increased in-house work by studios. Despite these adverse trends, Technicolor has maintained market positions in this business and is developing new digital services.

•

DVD Services

In the first quarter of 2010, the year-on-year decline rate in overall DVD volumes reduced substantially. Blu-ray™ volumes continued to increase whilst the significant reduction in the year-on-year rate of decline in Standard Definition DVD was driven by improved major studio volume trends across both new release and catalog volumes. Blu-ray™ year-on-year volume growth in the quarter was however negatively impacted by the phasing of selected title production from the first to the second quarter of 2010. Overall DVD volume results reflect an improvement in major studio titles released on DVD and an overall improvement in consumer confidence and spending patterns.

DVD Services volume indicators

	Q1 2009	Q1 2010
DVD volumes (million units)	246	216
Change (%)		(12.1)%
o/w SD DVD (Standard Definition DVD)	208	192
Change (%)		(7.9)%
o/w BD (Blu-ray™)	6	7
Change (%)		+7.3%
o/w Games and Kiosk	32	18
Change (%)		(43.5)%

Connect

The trend seen in the Connect business in the final quarter of 2009 continued in the first quarter of 2010. Revenues fell by 35.8% at current currency and 37.0% at constant currency compared with a first quarter of 2009 which benefited from particularly high Set-Top Boxes volumes. Beyond this unfavorable comparison base, the first quarter of 2010 year-on-year revenue decline reflected mainly lower demand from a North American client for satellite Set-Top Boxes. The revenue mix was also less favorable than in the first quarter of 2009 which benefited from exceptionally high orders for high-end satellite boxes.

Through the first quarter of 2010, Connect market positions were maintained, and market conditions stabilized, particularly with respect to prices. The Group is now focused on increasing its Connect customer base and making a shift to a more favorable product mix, primarily through project wins for the Digital Home portfolio of products. Connect managed severe component and supply chain capacity issues that have impacted the sector over the first quarter of 2010, even though this situation had no material impact on revenues. Progress has also been achieved on operational improvement initiatives, particularly in software development.

Connect financial and volume indicators

	Q1 2009	Q1 2010
Revenues (in € million)	369	237
Change, as reported (%)		(35.8)%
Change at constant currency (%)		(37.0)%
Volumes (in million units)
Cable	1.3	1.1
Satellite	2.3	1.6
Telecom	2.9	2.1
Total Access Products	6.5	4.7
Change (%)		(26.9)%

The lower Digital Home Product volumes in the first quarter of 2010 compared with the same period in 2009 reflected:

•

In the Satellite market, volumes were again penalized in the first quarter of 2010 by lower orders for Set-Top Boxes in North America due to higher levels of returns and refurbishments of previously deployed products. The group had also benefited in the first quarter of 2009 from particularly strong market share with a North American client that was experiencing difficulties with its other suppliers. The Satellite Set-Top Box backlog firmed overall during the period.

•

In Telecoms, the initial positive effects of measures aimed at improving software development nevertheless enabled the Group to reinforce or win back market share with some European clients.

•

In the Cable market, continuing a trend seen in the final quarter of 2009, volumes suffered further from an adverse comparison base, the first quarter of 2009 having benefited from high orders for Digital-to-Analog adaptors from one North American client. This negative impact was partially offset by an increase in deliveries of cable modems, particularly in South America.

Software Service Platform revenues continued to benefit in the first quarter of 2010 from the improved trends noted in the final quarter of 2009, with a strong performance from the VoIP and IPTV platforms.

Technology

Licensing revenues were up 1.3% at current currency and down 0.4% at constant currency in the first quarter of 2010 compared with the first quarter of 2009. This performance reflected a stable year-on-year contribution from core programs, including MPEG-LA.

Technology financial indicators

In € million	Q1 2009	Q1 2010
Revenues	93	93
Change, as reported (%)		(0.0)%
Change at constant currency (%)		(1.7)%
Of which Licensing revenues	92	93
Change, as reported (%)		+1.3%
Change at constant currency (%)		(0.4)%

1.3.        Group operating performance improvement programs

Following an operational and financial review at the end of 2008, the Group initiated programs to improve its operating performance. The aim of these programs is to achieve cost savings of approximately €120 million per year with full effect in 2011. These programs are structured as a group of initiatives whose number, changes in amounts involved and timing are subject to regular review and adjustment to adapt them to the scope of the Group’s business. They include, on the one hand, measures for optimizing variable costs (such as overhauling the purchasing process and redimensioning production methods) and on the other hand, measures for optimizing the functional expenses of the Group. These measures relate to both the rationalization of deployed resources and the optimization of operating processes. Given the significant decline in the volume of certain businesses, it is not possible at this time to precisely measure the impact of these measures independently from the decline in business activity. As a result, the Company is not in a position to comment with sufficient and reliable precision on the state of advancement of its operational performance improvement programs.

2.           Equality of information

In connection with debt restructuring negotiations (as described in Section 2.1.2 of the Annual Report), between February and November 2009 the Company disclosed (subject to confidentiality agreements) to certain of its Senior Creditors estimates of certain financial indicators relating to the Group for the financial years ended 2009, 2010 and 2011.

The estimates disclosed to the Senior Creditors regarding the 2009 financial year are no longer relevant, because the corresponding accounts were approved by the Board of Directors and published on February 17, 2010. (See chapter 10 of the Annual Report).

The estimates relating to the 2010 and 2011 financial years set forth below were established in an unstable and particularly volatile environment for the Company. For various reasons, at the end of 2009 as well as today, it remains difficult to estimate the future performance of the Group with a satisfactory degree of certainty. In this context of uncertainty, although the Company believes that developments since November 2009 do not affect the balance struck by the debt restructuring or the Company’s capacity to comply with its obligations under the Reinstated Debt, the estimates disclosed to certain Senior Creditors during the course of 2009 no longer reflect the Group’s current expectations relating to its future performance. In particular, these estimates do not take into account either the effects of the long-term strategic partnership with Warner Brothers, which should generate significant revenues starting in the third quarter of 2010, and the initial capital expenditure needs that derive from it, or recent developments concerning discontinued activities, particularly the implementation of the Grass Valley reorganization plan (see section 1 above), which will entail significant costs.

In addition, many events or circumstances could have an impact on Adjusted EBITDA and on Free Cash Flow generated by the Group in 2010 and 2011, including, in particular, the events described in Chapter 2 (“Risk factors related to the transaction that have a significant impact on securities offered or admitted for trading”) of the Securities Note and Sections 1.3, 1.4 and 7 of the Annual Report.

Estimates as of November 2009 (before the start of the restructuring process)
(in millions of euros)	2010	2011
Adjusted EBITDA[2]	430	510
Free Cash Flow[3]	(5)	54

The above estimates, which were not intended for public disclosure and were prepared in the context described above, have not been reviewed by the statutory auditors of the Company or by PricewaterhouseCoopers. They are not profit forecasts within the meaning of the European Regulation dated April 29, 2004, and will not be updated in the future. These estimates are being disclosed in the Securities Note, subject to the aforementioned qualifications, solely for the purpose of ensuring the equality of information obtained by Senior Creditors and the shareholders of the Company.

2 Adjusted EBITDA corresponds to adjusted profit from continuing operations before net finance costs, income taxes and depreciation and amortization (see section 3.15.9 of the Annual Report for more information on the calculation of Adjusted EBITDA).

3 After investments, restructuring costs, finance costs, changes in working capital, taxes and other items. Before exceptional items or events related to the debt restructuring.

3.           Independent Analysis Report

Given the complexity of the Company’s restructuring, the Board of Directors requested an independent analysis report to supplement the information given to the shareholders in the context of the vote on the resolutions necessary to implement the Sauvegarde Plan at the shareholders’ meeting of January 27, 2010.

This report prepared by Houlihan Lokey does not constitute a fairness opinion within the meaning of the provisions of Titre 6 (Livre 2) of the AMF General Regulation, but it nevertheless complies with the criteria for independent expertise defined by those provisions with respect to the independence of the author and the methodology used to prepare the report.

The report discussed the restructuring of the Group’s indebtedness in accordance with the Sauvegarde Plan which results in an approximate 45% reduction in senior debt through the conversion of such debt into New Shares, NRS and DPN, and does not entail any outright relinquishment of debt claims by Senior Creditors.

The report, which was attached as Annex 4 to the notice of meeting for the shareholders’ meeting of January 27, 2010, is attached hereto as Appendix 1A.

The report does not attempt to evaluate the treatment of shareholders or creditors but provides an opinion on whether the Sauvegarde Plan, taken as a whole, is in the interest of the Company and its shareholders. It is based on the facts available as of December 15, 2009, the date the report was delivered. The conclusion of the report is that “the Restructuring is in the interests of the Company and in the interests of its Shareholders”.

In a letter dated April 27, 2010 (see Appendix 1B), Houlihan Lokey confirmed that the conclusions of its report remain valid even though the settlement of the Transaction will occur in May 2010 and not during the first quarter of 2010, as it was initially anticipated in its report (see the indicative timetable provided in Section 5.1.1.2.5 of the Securities Note).

Readers are encouraged to review not only the conclusion of the report but rather the entire report of December 15, 2009 and the letter of April 27, 2010.

The economic terms of the Restructured Senior Debt and the level of financial covenants (described in section 4 of this Update), were set on December 4, 2009, the date on which the draft Sauvegarde Plan was made available to the creditors of the Company. Houlihan Lokey, in its report dated December 15, 2009, gave its opinion in the light of these terms. The Company confirms that the level of the financial covenants adopted in the final documentation has not been amended since December 4, 2009.

As indicated in the report, the independent expert developed its own financial projections beginning in 2011 for the purpose of its analysis. These are generally consistent with those used by the Company to carry out its impairment tests.

The December 15, 2009 report (see Appendix 1A) and the letter of April 27, 2010 (see Appendix 1B) have been included in this Annual Report Update at the Company’s request. Houlihan Lokey has accepted the inclusion of these documents in this Annual Report Update, which is part of the prospectus for the Transaction and that the documents are identical to those signed by Houlihan Lokey and delivered to the Company.

4.           Description of indebtedness

The purpose of this section is to update paragraph 3.17.3 of the Annual Report regarding the terms of our new indebtedness upon the settlement date of the capital markets transaction.

Overview

Pursuant to the Sauvegarde Plan described above (see Section 2.1 of the Annual Report), the Company’s reinstated senior debt comprises New Term Loan Facilities and New Notes as defined below (collectively, the Reinstated Debt).  The Reinstated Debt will be advanced by way of set-off against the amounts due under existing debt claims on the settlement date of the capital markets transaction, subject to the satisfaction of certain customary conditions precedent for this type of transaction.

In particular, on April 23, 2010 the Company entered into the following agreements related to the Reinstated Debt:

(i)

a syndicated loan agreement between the Company as borrower, certain subsidiaries as guarantors, a facility agent and the lenders thereunder (the Credit Agreement),

(ii)

a note purchase agreement between the Company as issuer, certain subsidiaries as guarantors and the purchasers thereunder (the Note Purchase Agreement), and

(iii)

an Intercreditor Agreement (as defined below).

A security package comprising share pledges, pledges of certain receivables under material customer contracts, pledges of material intra-group loans and pledges of material cash-pooling accounts will secure the borrower’s and each guarantor’s obligations under the Credit Agreement and Note Purchase Agreement.

In addition, around the same time as it entered into the documentation related to the Reinstated Debt, the Group entered into two committed receivables facilities (one for up to $125 million and one for up to €100 million) (see below).

Reinstated Debt

New Term Loan Facilities

Pursuant to the Credit Agreement, on the settlement date of the capital markets transaction, a maximum amount of approximately €932 million4 (the New Term Loan Facilities) will be made available to pay by way of set-off a portion of the due and payable existing debt claims of lenders under the existing credit agreement against the Company. This amount of approximately €932 million will be divided into two tranches:

•

one amortizing tranche for a maximum amount of €301 million with a six-year maturity, carrying interest payable each quarter at the rate of EURIBOR/LIBOR (subject to a floor of 2%) plus an initial margin of 500 basis points, which reduces to 450 basis points as the Company’s leverage decreases; and

•

one tranche, payable at maturity, for a maximum amount of €631 million with a seven-year maturity, carrying interest payable each quarter at the rate of EURIBOR/LIBOR (subject to a floor of 2%) plus an initial margin of 600 basis points which reduces to 550 basis points as the Company’s leverage decreases.

4 On the basis of the exchange rates at March 31, 2010. Note that on the basis of the exchange rates of $1.30/€1.00 and €1.1/£1.00 as provided for in the Sauvegarde Plan, the New Term Loan Facilities would amount to €944 million.

New Notes

Pursuant to the Note Purchase Agreement, on the settlement date of the capital markets transaction, the Company will issue new notes in an aggregate maximum principal amount of approximately €586 million5 (the New Notes), which will be issued in private placements with the Company’s existing noteholders and will be subscribed by way of set-off against a portion of the due and payable debt claims against the Company held by the noteholders.

The New Notes will be substituted for the relevant existing notes in their corresponding currencies, i.e., in euros, U.S. dollars or pounds sterling. The issue of the New Notes will be divided into two tranches:

•

one amortizing tranche for a maximum amount of approximately €189 million with a six-year maturity, carrying an annual interest rate of 9% for the notes in euros, 9.35% for the notes in U.S. dollars and 9.55% for the notes in pounds sterling; and

•

one tranche, payable at maturity, for a maximum amount of approximately €397 million with a seven-year maturity, carrying an annual interest rate of 9% for the notes in euros, 9.35% for the notes in U.S. dollars and 9.55% for the notes in pounds sterling.

Mandatory Prepayments

The Company will be required to prepay the outstanding Reinstated Debt in certain circumstances, including the following:

•

asset disposals: the net proceeds in respect of certain disposals of its or its subsidiaries’ assets to an unaffiliated third party will be applied to repay the outstanding Reinstated Debt, on the understanding that this undertaking will not apply to, among other exceptions: (i) the disposal of certain non-core assets during 2010, the proceeds of which will be used to redeem the DPN; and (ii) the disposal of certain assets, the proceeds of which will be used during the year to finance capital expenditures;

•

equity issuances: at least 80% of the net proceeds received in respect of certain new equity issuances (other than any share issuances permitted under the rights offering to shareholders under the terms of the Sauvegarde Plan and shares issued in redemption of the DPN and the NRS) will be applied to repay the outstanding Reinstated Debt. In addition, the Company may opt to use the net proceeds received in respect of any new equity issuances to prepay all or a portion of the NRS;

•

excess cashflow:  means the difference between:

o

80% of our excess cashflow (which is defined as cashflow, comprising the aggregate of net cash from operating and investing activities, plus the aggregate of cash paid for acquisitions and marketable securities, interest paid, and loans granted to third parties, less the aggregate of cash proceeds from sales of marketable securities, net disposal proceeds (including net disposal proceeds from sales of discontinued operations), net insurance proceeds, interest received, loans reimbursed by third parties and net income of subsidiaries or joint ventures which cannot distribute such income to the Company due to legal or contractual prohibitions,

o

less total funding costs, which comprise the aggregate of interest paid during the year plus all scheduled repayments of debt (including the reinstated senior debt) and all voluntary or mandatory prepayments of the reinstated senior debt during the year),

o

all subject to certain adjustments relating to the making available of trapped cash.

In respect of 2010, excess cashflow (as defined above) will be applied to repay the DPN.  In respect of 2011 and subsequent financial years, excess cashflow (as defined above) will be applied to prepay our Reinstated Debt;

•

change of control: upon the occurrence of a change of control in the Company, (see “Change of Control Provisions” below), all advances under the Credit Agreement and the outstanding principal amount of the New Notes, together with any other outstanding amounts under the Reinstated Debt, will become immediately due and payable. In addition, the NRS will become immediately redeemable in the form of shares at the option of the holders thereof; and

•

other: net proceeds in respect of any payment or claim under any insurance policy or issuance of subordinated debt in connection with any refinancing, shall in each case be applied to the repayment of the Reinstated Debt (in which case a customary “make whole” amount must be paid to New Noteholders).

5 On the basis of the exchange rates at March 31, 2010. Note that on the basis of the exchange rates of $1.30/€1.00 and €1.1/£1.00 as provided for in the Sauvegarde Plan, the New Notes would amount to €600 million.

Voluntary Prepayments

Under the terms of the Credit Agreement, Note Purchase Agreement and Intercreditor Agreement, the Company will, at its election, be able to prepay all or part of its advances under the Credit Agreement and any principal amount of the New Notes, including any make whole payment, under the Note Purchase Agreement, subject to paying Senior Creditors’ principal claims pro rata.

Covenants

The Credit Agreement and the Note Purchase Agreement contain “financial covenants” that require the Group’s (i) EBITDA not to be less than a certain multiple of the Group’s net total interest on a trailing twelve month basis (“interest cover covenant”) on June 30 and December 31 of each financial year, (ii) total net debt as of the applicable period end date not to exceed a certain multiple of EBITDA on a trailing twelve month basis (“leverage covenant”) on June 30 and December 31 of each financial year, and (iii) capital expenditure not to exceed a certain amount in each financial year (subject to certain carry forwards of capital expenditures permitted but not incurred in the prior testing period).

In addition to the adjustment to Group EBITDA and net total interest described in the next paragraph, EBITDA, net total interest, total net debt and capital expenditure are not defined under IFRS and instead are defined in the Credit Agreement and the Note Purchase Agreement. In particular, EBITDA is defined in the Credit Agreement and Note Purchase Agreement as the Company’s consolidated profit before tax and net finance costs and before other income (expense) and excluding, to the extent they would otherwise be part of EBITDA, depreciation, amortization and impairments of assets; transaction costs related to the restructuring; restructuring costs; fair value adjustments; change in provisions (recording or releasing of provisions); certain gains or losses against book value on the disposal or revaluation of assets; and extraordinary and exceptional items. Net total interest is defined as the Company’s consolidated interest payable less interest receivable and reflecting, to the extent not already reflected, adjustments resulting from interest rate hedging. Total net debt is defined as the Company’s consolidated current (other than the DPN) and non-current borrowings less (i) accrued interest and (ii) certain cash and cash equivalents. The foregoing definitions are summaries of those provided in the Credit Agreement and Note Purchase Agreement and are subject to important limitations and exceptions.  Furthermore, amounts used to determine EBITDA, net total interest, total net debt and capital expenditure, and their respective components, include or exclude, as the case may be, certain amounts that might otherwise be included or excluded under IFRS.

For purposes of the calculation of EBITDA for the interest cover covenant and leverage covenant, and net total interest for the interest cover covenant, in 2010 and the first half of the testing period ending June 30, 2011, the EBITDA and net total interest of the exit perimeter businesses are excluded. For purposes of the calculation of EBITDA for the interest cover covenant and leverage covenant, and net total interest for the interest cover covenant, in subsequent periods, EBITDA and net total interest will be the EBITDA and net total interest, respectively, of the Group.

The tables below present the specific ratios, for each testing period or date, as applicable, of the interest cover covenant and leverage covenant under the Credit Agreement and the Note Purchase Agreement with which the Group must comply, as well as the maximum amount of annual Group capital expenditure permitted under the Credit Agreement and the Note Purchase Agreement.

Interest cover covenant

Testing Period	Interest cover ratio (EBITDA/net total interest)
July 1, 2009 to June 30, 2010	2.55:1.00
January 1, 2010 to December 31, 2010	2.80:1.00
July 1, 2010 to June 30, 2011	3.05:1.00
January 1, 2011 to December 31, 2011	3.40:1.00
July 1, 2011 to June 30, 2012	3.35:1.00
January 1, 2012 to December 31, 2012	3.65:1.00
July 1, 2012 to June 30, 2013	3.70:1.00
January 1, 2013 to December 31, 2013	3.80:1.00
July 1, 2013 to June 30, 2014	3.95:1.00
January 1, 2014 to December 31, 2014	4.20:1.00
July 1, 2014 to June 30, 2015	4.45:1.00
January 1, 2015 to December 31, 2015	4.80:1.00
July 1, 2015 to June 30, 2016 and for each Testing Period thereafter	4.80:1.00

Leverage covenant

Date	Leverage ratio (Total net debt/EBITDA)
June 30, 2010	3.85:1.00
December 31, 2010	3.20:1.00
June 30, 2011	3.05:1.00
December 31, 2011	2.55:1.00
June 30, 2012	2.70:1.00
December 31, 2012	2.25:1.00
June 30, 2013	2.30:1.00
December 31, 2013	1.95:1.00
June 30, 2014	1.95:1.00
December 31, 2014	1.60:1.00
June 30, 2015	1.60:1.00
December 31, 2015 and each June 30 and December 31 thereafter	1.25:1.00

Permitted capital expenditure

Year ended	Maximum annual permitted capital expenditure
December 31, 2010	€190,000,000
December 31, 2011	€205,000,000
December 31, 2012	€220,000,000
December 31, 2013	€225,000,000
December 31, 2014	€225,000,000
December 31, 2015	€230,000,000
December 31, 2016	€235,000,000

In addition to the financial covenants described above and certain information provision covenants, the Credit Agreement and Note Purchase Agreement include certain negative covenants that will restrict the ability of the Company and certain of its subsidiaries, subject in each case to certain exceptions and limitations, to (among other things):

•

sell, transfer or dispose of assets with net proceeds of more than €100 million in any financial year;

•

create or grant security interests that secure financial indebtedness on any of its present or future assets;

•

incur additional financial indebtedness in excess of €40 million excluding certain permitted financial indebtedness including, among others, the refinancing of the Reinstated Debt and committed receivables facilities;

•

grant guarantees;

•

grant any loan for an amount greater than €20,000,000;

•

enter into derivatives contracts, interest rate or currency hedging or treasury transactions other than as required by the Credit Agreement and Note Purchase Agreement;

•

amalgamate, merge or consolidate with or into any other person;

•

substantially change the general scope of its business;

•

enter into material transactions or arrangements with affiliates unless in the ordinary course of business and on an arm’s length basis;

•

invest in joint ventures or partnerships;

•

acquire any companies, businesses, shares or securities;

•

issue, attribute or allot any shares or redeem or repurchase any shares previously issued (other than resulting from the capital increase provided for by the Sauvegarde Plan and the redemption in shares of the NRS and DPN and certain other contractual arrangements); and

•

except for the Company, declare or pay any dividends or make any other distribution in respect of any class of its share capital or apply any sum for any such purpose.

Events of Default

The Credit Agreement and the Note Purchase Agreement also contain certain events of default, the occurrence of which provide creditors with the ability to immediately demand payment of all or a portion of the outstanding amounts under the Reinstated Debt. If the creditors exercise their enforcement rights pursuant to the Reinstated Debt, the NRS and the DPN will be prepayable in shares and cash, respectively.

The events of default pursuant to the Reinstated Debt include, among other things, and subject to certain exceptions and grace periods:

•

non-payment of any amount due under the Reinstated Debt or any permitted hedging agreements;

•

failure by the Company or any of the guarantors to comply with its material obligations and undertakings (including the covenants) under the Reinstated Debt;

•

certain events of insolvency;

•

any auditor’s report qualification in any material respect made regarding either the Company’s ability to continue as a going concern or the accuracy of the information given;

•

failure by the Company or any guarantor to comply with the material obligations under the Intercreditor Agreement;

•

non-payment of any financial indebtedness of any Group member in excess of €25 million;

•

acceleration of any financial indebtedness of any Group Member in excess of €25 million under the committed receivables facilities or default under any other financial indebtedness of any Group Member in excess of €25 million that gives the relevant creditor or creditors the right to accelerate the date for payment of such indebtedness;

•

creditors’ proceedings relating to any assets in excess of €25 million that are not discharged within 60 days; and

•

any security enforcement in excess of €25 million that is not set aside within 30 days.

•

any event which has a material adverse effect on the ability of the Company or its guarantors, taken as a whole, to perform their material obligations under the Reinstated Debt.

Change of Control Provisions

Under the terms of the Reinstated Debt, in the event of a change of control in the Company, the advances under the Credit Agreement and the outstanding principal amount of the New Notes, together with any other outstanding amounts under the Reinstated Debt, will become immediately due and payable. Further, such change of control in the Company will trigger a mandatory redemption in shares of the NRS. A change of control will occur if a person or persons acting in concert:

•

obtain the power to appoint or remove all, or the majority of, the directors of the Company or direct the operating and financial policies of the Company; or

•

hold more than 50% of the issued share capital of the Company.

Maturity dates of the Reinstated Debt (and DPN)6

(in millions of euro)
2010	261[7]
2011	31
2012	62
2013	90
2014	107
2015 and beyond	1,172
Total debt	1,723

Committed Receivables Facilities

The Group has entered into a receivables factoring program and a credit facility secured by the pledge of certain receivables under customer contracts. The Group entered into these Committed Receivables Facilities to provide it with additional sources of liquidity. The agreement covering the first of these facilities was signed with GE Factofrance on April 22, 2010. Under this factoring agreement, the Group should be able to obtain up to €100 million in cash by factoring receivables that satisfy the conditions specified in the agreement. The agreement covering the second of these facilities was signed with Wells Fargo on April 23, 2010. Under this agreement, the Group should be able to borrow up to $125 million under a credit facility, secured by way of a pledge of accounts receivable, subject to such accounts receivable satisfying the conditions set forth in the facility agreement. Each of the Committed Receivables Facilities is subject to the satisfaction of certain customary conditions precedent for these types of transactions prior to the Group being able to borrow thereunder.

6 On the basis of the exchange rates on December 31, 2009.

7 Including €252 million of DPN.

Intercreditor Agreement

In connection with implementing the Sauvegarde Plan, the Company, certain other group companies that are guarantors of the Company’s Reinstated Debt (together with the Company, the Obligors), each lender under the Credit Agreement, the facility agent under the Credit Agreement, each holder of New Notes, each holder of DPN, and certain other agents have entered into an intercreditor agreement executed by way of a deed (the “Intercreditor Agreement”). The significant provisions of the agreement are summarized below:

The Intercreditor Agreement sets out the following ranking and priority of payment, among others: (1) liabilities under the Credit Agreement and New Notes, (2) liabilities under the DPN and (3) liabilities under the NRS. If an Obligor were to issue any senior subordinated debt that is subject to the Intercreditor Agreement, that debt would rank between the liabilities under the DPN (or under the Credit Agreement and New Notes if the DPN is not outstanding at that time) and the liabilities under the NRS. The Intercreditor Agreement also sets out:

•

the ranking of certain rights to security granted by the Obligors in favor of the lenders under the Reinstated Debt and by the Company in favor of the DPN holders, and the circumstances under which such security can be enforced;

•

the circumstances under which the guarantees of the Reinstated Debt and security interests may be released;

•

certain permissions and restrictions in connection with the payments in respect of the debt instruments held by parties to the Intercreditor Agreement;

•

when certain types of prepayments must be made to the lenders under the Reinstated Debt, DPN and/or NRS; and

•

the order in which amounts received by the lenders under the Credit Agreement and holders of New Notes and DPN will be applied in certain circumstances.

5.           Interest rate risk

The purpose of this section is to update the developments related to interest rate hedging and sensitivity tests described in Section 7.3 “Interest Rate Risk Exposure” of Chapter 7 “Market Risks” in the Annual Report and in note 27.2 to the Group’s consolidated financial statements.

Two interest rate sensitivity tests are described in Section 7.3:

–

The first test measures the impact of a 1% change in interest rates (all interest rates combined) on the Group’s income and shareholders’ equity. The calculation is based on applying a 1% variation on the floating rate portion of the existing debt;

–

The second test measures the impact of a 1% fluctuation in Euribor and Libor rates on the new debt, given that the floating rate portion of the new debt is based on Euribor or Libor. In this analysis, we assume that Euribor and Libor fluctuate up or down by 1%, and we apply this fluctuation to the floating rate portion of the new debt, taking into account a floor of 2%.

Note 27.2 of the Group’s consolidated financial statements presents a sensitivity test measuring the impact of a 1% variation in the Euribor rate and a 1% variation in the Libor rate on existing debt. The analysis is performed using a 1% variation on floating rate euro-denominated debt, which is exposed to Euribor, and on floating rate US dollar-denominated debt, which is exposed to Libor.

The Sauvegarde Plan provides that two thirds of the new bank debt must be subject to hedging agreements to protect against interest rate risk fluctuations, and in April 2010 the Group undertook interest rate hedging transactions in anticipation of the implementation of the new debt to be issued upon settlement. More precisely, the Group purchased caps that allow it to benefit from a ceiling of 3% (i) on the 3-month LIBOR for a nominal value of $480 million, and (ii) on the 3-month EURIBOR for a nominal value of €270 million. These caps have a term of four years.

The following tables measure the impact of a 1% fluctuation in the Euribor and Libor rates on the new debt, taking into consideration the hedging transactions mentioned above. This analysis assumes that Euribor and Libor fluctuate up or down together by 1%, and that we apply this fluctuation to the variable-rate portion of the new debt, taking into consideration the fact that the Euribor and Libor rates used for the new bank debt cannot drop below a floor set at 2%.

One-year impact, based on the structure of the reinstated debt and with EURIBOR and LIBOR at 3% or higher
	Impact on income before taxes	Impact on shareholders’ equity before taxes
Impact of a +1% change in interest rates	- €3 million	- €3 million
Impact of a -1% change in interest rates	+ €9 million	+ €9 million

	One-year impact, based on the structure of the reinstated debt and with EURIBOR and LIBOR at 2%
	Impact on income before taxes	Impact on shareholders’ equity before taxes
Impact of a +1% change in interest rates	- €9 million	- €9 million
Impact of a -1% change in interest rates	0	0

	One-year impact, based on the structure of the reinstated debt and with EURIBOR and LIBOR at 1% or less
	Impact on income before taxes	Impact on shareholders’ equity before taxes
Impact of a +1% change in interest rates	0	0
Impact of a -1% change in interest rates	0	0

6.           Person Responsible for the Annual Report and its Update

6.1.        Person Responsible for the Annual Report and its Update

Mr. Frédéric Rose,
Chief Executive Officer of Technicolor.

6.2.        Certification of the Person Responsible for the Update

“I hereby certify, after having taken every reasonable measure to such end, that the information contained in this Annual Report Update is, to my knowledge, factually correct and contains no omission likely to affect its import.

I have obtained a certificate (lettre de fin de travaux) from the statutory auditors in which they state that they have carried out the verification of the information regarding the financial position included in this Annual Report Update and have read the entire Annual Report Update.

The report on the consolidated financial statements for the year ended December 31, 2009 on page 299 of the 2009 Annual Report filed with the Autorité des marchés financiers on March 30, 2010, (no. D.10-0193) contains no reservations and makes the following observation:

“Without qualifying the opinion expressed above, we direct your attention to Notes 1.2 and 3.1 of the notes to the consolidated financial statements, which present the company’s position with regard to the Sauvegarde Plan and its financial restructuring.”

The report on the statutory financial statements for the same year on page 326 of the 2009 Annual Report contains no reservations and makes the following observation:

“Without qualifying the opinion expressed above, we direct your attention to Notes 1.2 and 2 of the statutory financial statement, which present the company’s position with regard to the Sauvegarde Plan and its financial restructuring.”

The report on the consolidated financial statements for the year ending December 31, 2008 on page 299 of the 2008 Annual Report filed with the Autorité des marchés financiers on April 30, 2009, (no. D.09-387) and included by reference in this document contains no reservations and makes the following observation:

“Without qualifying the opinion expressed above, we direct your attention to Note 3.1 to the statutory financial statements on the uncertainty related to the going concern and the reasons for which the principle of going concern was used.”

The report on the statutory financial statements for the same year on page 326 of the 2008 Annual Report contains no reservations and includes the following observation:

“Without qualifying the opinion expressed above, we direct your attention to Note 2 to the consolidated financial statements on the uncertainty related to the continuity of operation and the reasons for which the principle of continuity of operation was used.”

The report on the consolidated financial statements for the year ending December 31, 2007 on page 289 of the 2007 Annual Report filed with the Autorité des marchés financiers on April 21, 2008, (no. D.08-266) and included by reference in this document contains no reservations or observations. The general statutory report on the company statements for the same year on page 295 of the 2007 Annual Report contains no reservations or observations.

The historical financial information presented in the 2009 Annual Report was the subject of a report by the statutory auditors.”

Frédéric Rose,

Chief Executive Officer of Technicolor

7.            Cross Reference Table

Items of Appendix 1 of European Regulation No. 809/2004		Corresponding chapters and sections of the Annual Report	Corresponding chapters and sections of this Update
1.	PERSONS RESPONSIBLE
1.1	Identification of the persons responsible for the information	Chapter 9	Section 6
1.2	Statement by the individuals responsible	Chapter 9	Section 6
2.	STATUTORY AUDITORS		N/A
2.1	Name and address	Chapter 8, section 8.4	N/A
2.2	Details on any issuances or failure to renew an agreement	N/A	N/A
3.	SELECTED FINANCIAL INFORMATION		Section 1
3.1	Historic information	Chapter 1, section 1.1
3.2	Interim information	N/A
4.	RISK FACTORS	Chapter 1, sections 1.3 and 1.4	Section 5
5.	ISSUER INFORMATION		N/A
5.1	Company history and growth	Chapter 2, section 2.1.1	N/A
5.2	Investments		N/A
6.	SUMMARY OF ACTIVITIES		N/A
6.1	Principal activities	Chapter 2, sections 2.1.3 and 2.2	N/A
6.2	Principal markets	Chapter 2, section 2.2	N/A
6.3	Significant events	Chapter 1, section 1.3.1, 1.3.2, 1.3.4 Chapter 3, section 3.17.3	N/A
6.4	Potential dependency relationships	Chapter 1, section 1.3.4 Chapter 3, section 3.17.3	N/A
6.5	Supporting documentation for any issuer statement concerning the issuer’s competitive position	Information from third parties, statements by experts and declarations of interest (Introduction)	N/A
7.	ORGANIZATIONAL CHART	Chapter 2, section 2.3	N/A
7.1	Summary description	Chapter 6, sections 6.7.1 and 6.7.2	N/A
7.2	List of major subsidiaries	Chapter 6, section 6.7.1	N/A
8.	PROPERTY, PLANT AND EQUIPMENT	Chapter 2, section 2.4.1	N/A
8.1	Existing or future significant tangible fixed assets	Chapter 2, section 2.4	N/A
8.2	Environmental issues likely to affect the use of tangible fixed assets	Chapter 2, section 2.4.2	N/A
9.	OPERATING AND FINANCIAL REVIEW	Chapter 3, section 3.15	N/A
9.1	Financial review	Chapter 1, section 1.3, Chapter 2, section 2.1.2, Chapter 3, section 3.15 and section 3.17.3	Section 1
9.2	Operating review	Chapter 3, section 3.15 and 3.16	N/A
10.	CASH FLOW AND SHARE CAPITAL		Section 4
10.1	Issuer share capital	Chapter 10, section 10.2 (Note 23)
10.2	Source and amount of cash flow	Chapter 3, section 3.17.1 and section 3.17.3, chapter 10, section 10.2 and Note 35
10.3	Borrowing conditions and financing structure	Chapter 3, section 3.17.3, chapter 10, section 10.2 (Note 25et 26)
10.4	Information concerning restrictions on the use of share capital that significantly affected or might significantly affect the issuer’s operations	Chapter 1, section 1.3, chapter 3, section 3.17.3
10.5	Expected sources of financing	N/A
11.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	Chapter 2, section 2.2.3 Chapter 10, section 10.2 (Note 8)	N/A
12.	TREND INFORMATION		Section 1.2 and Section 2
12.1	Significant trends affecting production, sales and inventory, costs and sale prices, from the end of the last fiscal year to the date of the annual report	N/A
12.2	Significant trends, uncertainties or events likely to significantly affect the issuer’s prospects in the current fiscal year	Chapter 3, sections 3.2 and 3.19 Chapter 10, section 10.2 (Note 14.3)
13.	EARNINGS PROJECTIONS OR ESTIMATES	N/A	N/A

Items of Appendix 1 of European Regulation No. 809/2004		Corresponding chapters and sections of the Annual Report	Corresponding chapters and sections of this Update
14.	ADMINISTRATION, MANAGEMENT AND OVERSIGHT BODIES, AND SENIOR MANAGEMENT	Chapter 4, section 4.1.1	N/A
14.1	Administration and management bodies – list of terms of office over the past five fiscal years and other information	Chapter 4, section 4.1.3	N/A
14.2	Conflicts of interest among the administration and management bodies	Chapter 4, section 4.1.3.5	N/A
15.	COMPENSATION AND BENEFITS		N/A
15.1	Compensation paid and benefits in kind	Chapter 4, section 4.1.5 Chapter 4, section 4.2.2	N/A
15.2	Total amounts subject to provisions or confirmed for the payment of pensions, retirement or other benefits	Chapter 4, section 4.2.2	N/A
16.	FUNCTIONING OF THE ADMINISTRATION AND MANAGEMENT BODIES		N/A
16.1	End date of current terms of office	Chapter 4, section 4.1.2	N/A
16.2	Service agreement linking the members of the administrative bodies	Chapter 4, section 4.1.3.8	N/A
16.3	Information on the Audit Committee and Compensation Committee	Chapter 4, section 4.1.2 Chapter 4, section 4.1.4.4	N/A
16.4	Statement: on corporate governance in the issuer’s country of origin	Chapter 4, section 4.1.4.1	N/A
17.	EMPLOYEES		N/A
17.1	Number of employees	Chapter 4, section 4.3.1	N/A
17.2	Profit-sharing and stock options	Chapter 4, section 4.1.3.7, section 4.1.5.5, section 4.3.4	N/A
17.3	Agreement providing for an employee share in the issuer’s share capital	Chapter 4, section 4.3.2	N/A
18.	MAJOR SHAREHOLDERS		N/A
18.1	Shareholders holding over 5% of the share capital or voting rights	Chapter 5, section 5.1.1	N/A
18.2	Existence of differing voting rights	Chapter 6, section 6.1.3	N/A
18.3	Issuer controls	Chapter 5, section 5.1.3	N/A
18.4	Known issuer agreements, the implementation of which might subsequently give rise to a change of control	N/A	N/A
19.	RELATED PARTIES TRANSACTIONS	Chapter 10, section 10.2 (Note 38)	N/A
20.	FINANCIAL INFORMATION INVOLVING THE ISSUER’S ASSETS, FINANCIAL SITUATION AND INCOME		N/A
20.1	Historic financial information	Chapter 10, sections 10.1, 10.2, 10.4 and 10.5	N/A
20.2	Pro-forma financial information	N/A	N/A
20.3	Financial statements	Chapter 10	N/A
20.4	Verification of annual historic information	Chapter 10, sections 10.1, 10.2, 10.4 and 10.5	N/A
20.5	Date of most recent financial information	Chapter 10, section 10.1.1	N/A
20.6	Interim and other financial information	Chapter 3, section 3.20	Section 1.2
20.7	Dividend distribution policy	Chapter 5, section 5.1.8	N/A
20.8	Judicial and arbitration proceedings	Chapter 1, section 1.4 Chapter 10, section 10.2 (Note 37)	N/A
20.9	Significant change in the financial or commercial situation	Chapter 3, section 3.7 Chapter 10, section 10.2 (Note 39)	N/A
21.	SUPPLEMENTARY INFORMATION
21.1	Share capital	Chapter 6, section 6.1	N/A
21.2	Corporate charter and bylaws	Chapter 6, section 6.2	N/A
22.	PRINCIPAL AGREEMENTS	Chapter 6, section 6.3	Section 4
23.	INFORMATION FROM THIRD PARTIES, STATEMENTS BY EXPERTS AND DECLARATIONS OF INTEREST	Introduction, Chapter 2, section 2.2	Section 3 and Appendix 1
23.1	Information on any statement or report included in the document	Introduction, Chapter 2, section 2.2
23.2	Affidavit applying to information from third parties	Introduction, Chapter 2, section 2.2
24.	DOCUMENTS AVAILABLE TO THE PUBLIC	Chapter 6, section 6.9	N/A
25.	INFORMATION ON HOLDINGS	Chapter 6, section 6.8	N/A

Appendix 1A

Report by Houlihan Lokey, dated December 15, 2009

Financial restructuring of Thomson S.A.

INDEPENDENT ANALYSIS REPORT

THE FOLLOWING IS AN ENGLISH LANGUAGE TRANSLATION OF THE ORIGINAL FRENCH LANGUAGE INDEPENDENT ANALYSIS REPORT DATED DECEMBER 15, 2009. IN THE EVENT OF ANY DISCREPANCIES BETWEEN THE ORIGINAL FRENCH LANGUAGE INDEPENDENT ANALYSIS REPORT AND THIS ENGLISH LANGUAGE TRANSLATION, THE ORIGINAL FRENCH LANGUAGE INDEPENDENT ANALYSIS REPORT SHALL PREVAIL.

THIS REPORT IS ADDRESSED TO, AND FOR THE USE AND BENEFIT OF, THE BOARD OF DIRECTORS OF THOMSON S.A. AND TO NO OTHER PERSON OR ENTITY AND IS NOT A RECOMMENDATION TO THE BOARD OF DIRECTORS, TO ANY OF THE SECURITY HOLDERS OF THOMSON S.A., OR TO ANY OTHER PERSON, AS TO THE WAY IN WHICH THEY OR ANY OTHER PERSON SHOULD ACT WITH RESPECT TO ANY MATTER RELATING TO THE TRANSACTION DISCUSSED HEREIN, AND MAY NOT BE RELIED UPON FOR SUCH PURPOSES

By a judgment dated November 30, 2009, the Nanterre Commercial Court opened a safeguard (“sauvegarde”) proceeding with regard to Thomson S.A. (“Thomson” or the “Company”). The safeguard plan (the “Safeguard Plan”) presented by the Company to the creditors’ committees in essence includes the terms approved on July 24, 2009 by a majority of its “senior” creditors (the “Creditors”), within the scope of an agreement (the “Agreement”) concerning the financial restructuring of the Company and its subsidiaries (the “Restructuring”). The Agreement aimed, in particular, at (i) restoring a sustainable capital structure, (ii) ensuring an appropriate liquidity position for the running of the Company’s operations and the support of its development and (iii) allowing the Company to refocus on its growth and its customers.

The Company’s gross senior debt amounts to €2.84 billion (the “Existing Debt”). It consists of a €1.74 billion Syndicated Credit Facility and of a €1.10 billion Private Placement Notes. The Restructuring would allow for a reduction of such indebtedness to €1.55 billion.

Fifty five per cent of the Existing Debt would be refinanced via a new debt structure (the “New Debt”) which would consist of (a) a €950 million new syndicated credit facility and (b) a €600 million new bond issue. The €1.29 billion reduction of its indebtedness would be carried out by means of:

(i)

an increase in share capital in an amount of €348 million being offered in full to the current shareholders of the Company (“Shareholders”) and backstopped by Creditors, by way of equitization of their claims  at the same price of €0.66 per share proposed to the Shareholders,

(ii)

a bond issue redeemable in shares (Obligations Remboursables en Actions, the “ORAs”) in an amount of €641 million which would be subscribed by Creditors by means of offset against their claims, and for which Shareholders would be offered the opportunity to subscribe in a maximum amount of €75 million at the price per ORA of €1 proposed to the Creditors,

(iii)

an issue of up to a maximum of €300 million in Disposal Proceeds Notes (“DPNs”) redeemable (a) in cash from the proceeds of the net sale price of certain non-strategic subsidiaries (the “Non-Strategic Subsidiaries”) that are intended to be sold by the Group in the near future and (b) in ordinary shares of common stock of the Company or in cash for the remainder.

Finally, the Safeguard Plan provides for (i) the payment of the interest due on the Super Subordinated Notes (the Titres Super Subordonnés or “TSS”) in cash for a total consideration of €25 million and (ii) the maintenance of the rights of the TSS holders to the principal amount payable thereon, it being specified that repayment of the principal may only be made in the event of voluntary or in-court liquidation or in the event of a sale of the Company’s assets in accordance with an in-court rehabilitation of the company (procédure de redressement judiciaire) or liquidation proceeding.

On completion of the Restructuring, the Company estimates that the Shareholders could hold a stake of between 15% and 52%, on a fully diluted basis, of the share capital of the Company, in accordance with the Safeguard Plan. Furthermore, the Safeguard Plan also provides for implementation of a new corporate governance, subject to Shareholders’ approval, through the appointment of new independent directors to replace some of the incumbent members of the Board of Directors of the Company (the “Board”) and the introduction of qualified majority rules for certain decisions, until complete redemption of the ORAs. The Safeguard Plan provides for the fulfillment of certain conditions precedent to the Restructuring and in particular the approval by the Shareholders of the capital increase, the issue of ORAs and  DPNs at an Extraordinary General Meeting which will be held, when called for the second time, on January 27, 2010.

Against this background and in the light of the complexity of the proposed transactions, the Board asked Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) to provide it with an independent analytical report providing an opinion as to whether the Restructuring is in the interests of the Company and its Shareholders (the “Opinion”).

Our analyses, observations and conclusions made within the scope of this assignment are set out in this report (the “Report”). This Report is not a fairness opinion within the meaning of Chapters I and II of Title VI (Book II) of the General Regulation of the French financial markets authority (Autorité des marchés financiers or “AMF”) relating to independent expert appraisals. However, we have complied with this regulation with regard to independence and the diligences carried out.

Our Report is being issued for the Board’s attention within the context of its assessment of the financial conditions of the Restructuring. It is neither aimed at, nor intended to be used for, any other purpose or to grant rights to any other person, without our prior written approval. Our Report and its conclusions are not intended to be, and do not in any way constitute, a recommendation made by us to the Board, to any of the Company’s securities holders, or to any other person, as to the way in which they themselves or any other person should act in relation with any issue relating to the Restructuring. They should represent only one of the elements to be taken into consideration by the Board within the context of its assessment of the financial conditions of the Restructuring. We consider that neither this Report, nor the underlying analyses that we have carried out should be determinative as to an assessment of the conditions of the Restructuring negotiated between the Company and its Creditors.

This Report only addresses the issue of whether the Restructuring is in the interests of the Company and its Shareholders to the exclusion of any other aspect or consequence of the Restructuring. We have in particular not been asked to issue an opinion and this Report does not make any assertion with regard to: (i) the underlying decision of the Company, the holders of securities of the Company or any other party to participate in or carry out the Restructuring, (ii) the terms and conditions of any agreement, contract, arrangement or document relating to any part or aspect of the Restructuring or any other transaction to which no explicit reference is made in this Report, (iii) the relative benefits of the Restructuring as compared to any other alternative that may exist for the Company or any other person or entity or the effect of any other transaction in which the Company or any other person or entity may engage, (iv) the tax or legal consequences of the Restructuring for the Company, the holders of the Company’s securities or any other person or entity, (v) the question of whether holders of the Company’s securities should or should not vote in favor of the Restructuring or accept the terms and conditions thereof, (vi) the relative benefits of the Restructuring for one class of securities holders as compared to another such class, (vii) the solvency, the debt capacity or the fair value of the Company or of any other participant in the Transaction pursuant to any law on bankruptcy proceedings or (viii) the fairness, from a financial or other standpoint, of the amount or the nature of any consideration that is liable to be paid or received by any director, corporate officer or employee of the Company, any group consisting of such persons or any other persons, concerning the Restructuring or the sums to be paid or received by holders of the Company’s securities or any other party linked with the Restructuring or otherwise. Furthermore, we have no intention of issuing any advice or opinion or providing any interpretation with respect to matters of a legal, regulatory, accounting, assurance or tax nature or relating to any other field requiring specific expertise. We have assumed that such advice, opinions or interpretations have been, or will be, issued by competent professionals. With the Company’s agreement, we relied on the assessment made by Thomson’s management (“Management”) and its respective counsel and advisors with regard to all legal, regulatory, accounting or tax aspects relating to the Company and the Restructuring.

This report comprises the following sections: (1) Presentation of Houlihan Lokey, (2) Certification of independence, (3) Work performed and procedures carried out, (4) Presentation of the context prior to signature of the Agreement, (5) Methodological approaches of the major analyses, (6) Assessment as to whether the Restructuring is in the interests of the Company and its Shareholders, and (7) Opinion.

1.    Presentation of Houlihan Lokey

Houlihan Lokey is an international investment bank, which offers a wide range of services and advisory in the areas of mergers and acquisitions, financing, restructurings and financial valuations. The Houlihan Lokey group was established in 1970 with its head office located in Los Angeles, USA. Houlihan, Lokey, Howard & Zukin Inc. (“Houlihan Lokey Inc.”) is the parent company of a group consisting of over 800 individuals performing their activities across fourteen offices in the United States, Europe and Asia. Houlihan Lokey Inc. is an indirect majority held subsidiary of ORIX Corporation, an integrated financial services group based in Tokyo and listed on the Tokyo Stock Exchange and the New York Stock Exchange.

Houlihan Lokey is a company registered in England and Wales pursuant to the Companies Act 1985 (under number 4285073) and a wholly-owned subsidiary of Houlihan Lokey Inc. Houlihan Lokey is authorized and regulated by the Financial Services Authority in the United Kingdom (with which it is registered under number 208153). Houlihan Lokey operates a branch in France (pursuant to Article 32 of Council Directive 2004/39/EC of April 21, 2004 on markets in financial instruments). Houlihan Lokey opened its offices in London in 2002 and offices in Paris in 2005. It has been involved in major transactions in the United Kingdom, France, Germany, The Netherlands and in Norway particularly international financial restructurings and Transatlantic mergers and acquisitions.

We specialize in particular in issuing independent valuations for boards of directors. We are members of the APEI (Association Professionnelle des Experts Indépendants - the French Professional Association of Independent Experts), an association recognized by the AMF. We were appointed to act as an independent expert pursuant to Articles 261-1 et seq. of the AMF General Regulation in relation with the mixed public offer initiated by NYSE Euronext, Inc. over the shares of Euronext N.V. by the board of directors of Euronext N.V., in relation to the offer by SAP AG to purchase the shares, ORNANEs (bonds redeemable in cash and into new or existing shares) and warrants (BSA) of Business Objects SA, in relation to the conversion of preferred dividend shares into ordinary shares of common stock of Casino Guichard-Perrachon SA. We also acted as the financial expert for the board of directors of Eurotunnel with regard to the public exchange offer launched by Groupe Eurotunnel SA for Eurotunnel SA units and for the committee of independent directors of Geodis SA in relation to the public offer launched by SNCF Participations SA for the shares of that company.

2.    Certification of independence

We hereby attest that there is no past, present or future link of which we may be aware, between us and the Company or the persons or entities controlling it within the meaning of Article L.233-3 of the French Commercial Code or their respective counsel or advisors, that would be liable to impair our independence or interfere with our objective judgment when performing the assignment entrusted to us. For the requirements of this attestation, we relied on the following documents, which we assumed to be accurate and complete, without any independent verification, (i) the list of companies controlled by the Company and the persons or entities controlling the Company, in both cases within the meaning of Article L.233-3 of the French Commercial Code, during the eighteen months prior to the date of our appointment and (ii) the list of counsel and advisors of the Company in relation with the Restructuring, which were both provided to us by the Company.

It is possible that, in the ordinary course of business, some of affiliates within our group, and some of the investment funds in which affiliates within our group could have a financial interest, may acquire, hold, sell or carry out any other type of transaction with regard to debt securities, shares or in other securities or financial instruments (including loans or other financial commitments) issued by or otherwise invest in the Company or the persons or entities that control it or that it controls, in both cases within the meaning of Article L.233-3 of the French Commercial Code. Houlihan Lokey and its affiliates have provided, and may provide in the ordinary course of business, investment banking services or other financial services to Goldman Sachs or Perella Weinberg Partners (the “Advisory Banks”, acting as the Company’s financial advisors with regard to the Restructuring), or their respective affiliates, in respect of which they have received, or may receive, remuneration. In accordance with Article 261-1(4)(II) of the AMF General Regulation and Article 1 of Guideline No. 2006-08 of July 25, 2006 relating to independent expert appraisals, adopted pursuant to Title VI of Book II of the AMF General Regulation (the “Guideline”), we consider that these situations are not of a nature to impair our independence and interfere with our objective judgment in connection with our analyses and the Opinion.

3.    Work performed and procedures carried out

Houlihan Lokey complies with specific procedures and rules with regard to the production of fairness opinions relating, in particular, to the acceptance of the assignment, the composition of the teams, the performance of the assignment and the review of the conclusions. To carry out this assignment, we set up a team consisting of a Managing Director, two Vice Presidents, an Associate and two Analysts. We received the input of our specialists in debt raising and financial restructuring. For the analysis of Technicolor, we were assisted by a Senior Vice President, an Associate and an Analyst from our team specialized in content creation businesses based in Los Angeles. Before issuing its Report, the team presented its research, analyses and conclusions to an Opinion Committee made up in this case of four Managing Directors.

Within the scope of our assignment, we met with the senior members of the Company’s management:

Name	Position

Frédéric Rose	Chairman & Chief Executive Officer
Stéphane Rougeot	Chief Financial Officer
Vince Pizzica	Executive Vice President
Beatrix de Russé	Executive Vice President - Licensing, Research & Innovation
Lanny Raimondo	Head of Technicolor
Georges Laplanche	Senior Vice President - Thomson Connect
Alfred de Lassence	Vice President – Tax
Caroline Parot	Head of the Management Control Department

We also held discussions on numerous occasions with the Company’s Advisory Banks and its law firms (Davis Polk & Wardwell and De Pardieu Brocas Maffei), the teams from PriceWaterhouseCoopers (“PwC”) who carried out a detailed review of the Company’s Business Plan on behalf of the Company and its Creditors (the “Independent Business Review”), the court-appointed receiver and finally the Company’s statutory auditors (KPMG and Mazars).

Our discussions concerned, in particular, the context, the terms and conditions of, and the reasons for, the Restructuring, competitive dynamics and the outlook for each of the Company’s divisions (in particular the product offering, the Adjusted Business Plan, the structuring assumptions and the related risk factors) as well as the main work and analyses made available by the Company’s counsel and financial advisors.

During the course of our assignment, we also reviewed following main documents:

Documents	Sources

Documents relating to the transaction
Excel spreadsheets including the Business Plan and the cash flows forecasts (Sept. 09 and Nov. 09)	Financial Advisors
Restructuring Agreement (July 24, 2009)	Financial Advisors
Issue documents relating to the current syndicated credit facility (July 5, 2004)	Financial Advisors
Issue documents relating to the USPP notes (2003-2007)	Financial Advisors
Documents relating to the waiver granted by the Creditors to the Company (April 28, 2009)	Financial Advisors
Q&A with the Creditors	Financial Advisors
Minutes of Board meetings (Dec. 17, 2008 to June 14, 2009)	Company
Thomson Safeguard Plan (December 4, 2009)	Company
Presentations
Presentation of the Company to Creditors (Feb. 25, 2009)	Financial Advisors
Analysis of the cash position (June 24, 2009)	Company
Analysis of alternative scenarios (April 26, 2009)	Company
Analysis of the liquidation scenario (May 4, 2009)	Financial Advisors
Presentations to credit rating agencies (S&P and Moody’s) (July 20, 2009)	Company
Proposals made to Creditors (April 28, 2009)	Company
Presentations made to Houlihan Lokey (Sept. 18, 2009)	Company
Valuation carried out by the Financial Advisors and presented to the Board (June 14, 2009)	Financial Advisors
Valuation of the Company made by PwC at December 31, 2008 (March 4, 2009)-Draft	PwC
Independent Business Review prepared by PwC (March 16, 2009 and June 5, 2009)	PwC
Public presentations provided by the Company	Company
Q3 Results and Full Year Forecast (Nov. 3, 2009)	Company
Results of Rating Evaluation and Update on Receivables Financing (Oct. 22, 2009)	Company
Update on Business Plan and financial covenants (Nov. 26, 2009)	Company
Update presentation to creditors (Dec. 10, 09)	Company
Financial analysis reports
Various financial analysis reports concerning the Company’s share

Others
Company’s press releases	Company
Written and oral answers to the questions raised by Houlihan Lokey	Financial Advisors, Company
Financial publications by the Company	Company
Transcription of meetings with financial analysts	Company

We performed our work from September 7, 2009 to December 4, 2009. Our analysis work, which had essentially been completed as of November 15, 2009, was updated on the basis of the operating parameters communicated at November 30, 2009 in order to factor in the company’s latest operating results. We verified that the changes in the financial parameters we have used, to calculate the discount rate8 in particular, did not alter our analysis and our conclusions. We presented our preliminary conclusions to Thomson’s Board on December 8, 2009.

We relied on the following, which we assumed without any independent verification, (i) the accuracy and completeness of all documents, data and other information provided to us, to which we had access, which we discussed, which we reviewed or which have been made public, without responsibility for such documents, data and other information, and (ii) the absence of information or events which could render any information subject to our review inaccurate or incomplete. Furthermore, we based our analysis on the assumption, without independent verification, that the final version of the documents which were provided to us in draft form will not differ substantially from such drafts.

The essential analyses with respect to our Opinion are discussed in further detail in Section 5 of this report. The summary of our analyses does not exhaustively describe all the analyses on which our conclusion is based. The preparation of an independent analysis report is a complex process which involves various assessments and quantitative and qualitative choices with regard to the methods of financial analysis and valuation used and whether they are adapted and applicable to the circumstances of the case. Accordingly, our analyses cannot easily be briefly summarized. Our Opinion is based on the results of all the analyses we have carried out and which we have applied overall. We have not drawn any conclusions from any analysis, any method or any other element, taken in isolation. Furthermore, each method of analysis has advantages and disadvantages, and the nature of the available information may affect the relevance of certain methods. Accordingly, we consider that our analyses must be considered as a whole and that selecting parts of analyses, methods or elements or concentrating on information presented in the form of tables, without taking into consideration all the other analyses, methods, reservations, elements and limitations or the accompanying explanation could lead to an error in interpretation or to an incomplete picture of our analyses or our conclusion.

We considered that the implementation of the Restructuring would be effective as of January 1, 2010 (the “Closing Date”) in accordance with Management’s expectations at the time when we carried out most of our analyses. If this date was to be different and the operation postponed to after Q1 2010, our conclusions would only continue to be valid so long as there have not been any material changes in the operational and financial assumptions in the meantime. In particular, this means that, after we have submitted in our conclusions, the Company must not lose any important customers or important markets and the asset disposal program currently in progress must be completed according to the time schedule disclosed by the Company.

Within the scope of our work, we took into consideration the commercial, economic, sector-related and market conditions, whether or not of a financial nature, as well as other elements, as they existed and could be assessed at November 15, 2009. We have not agreed, and we are not obliged, to update, revise or confirm this Report or our conclusion or to comment on or assess events that occur after that date. We also based our analysis on the fact, which we assumed to be accurate without any independent verification, that (i) the Restructuring would be carried out in all respects in compliance with the legal and regulatory provisions applicable to it and that (ii) all the authorizations required for completion of the Restructuring would be obtained.

No transaction or company compared in the scope of our analogical approaches is identical to the Company or the Restructuring and the evaluation of the results of these analyses is not entirely based on mathematical computations. We consider that purely mathematical analyses (like the use of average and median values) are not sufficient on their own and require the consideration of other data and assumptions. Although our Opinion is based on all our analyses, we have not necessarily quantified or separated out each analysis.

Although they have been computed with the due care and attention, and are based on numerous discussions with Management, the value levels and projections resulting from our analyses are presented for purposes of illustration only; they do not necessarily reflect the actual value and do not definitively give a precise indication of the future results or values, which may prove to be substantially different to those suggested by our analyses. Furthermore, any analysis relating to the value of an asset or a security is not intended to consist of an expert appraisal of the price or reflect the price at which these assets or securities could be disposed of, which may depend on a large number of elements, most of which are outside the Company’s control. Much of the information used in our analyses and, in particular, many of the results thereof, are intrinsically exposed to significant uncertainty.

8 We used market parameters (euro swap curve, financial information relating to companies comparable to certain of the Company’s operational divisions) at November 9, 2009.

4.    Presentation of the context prior to signature of the Agreement

As our assignment consists in analyzing whether the Restructuring is in the interest of the Shareholders, we are not required to take into consideration in our report the conditions under which the Agreement was negotiated, most of the terms and conditions of which now been included in the Safeguard Plan. However, a summary of the background to the Restructuring facilitates an understanding of the surrounding strategic and financial issues that the Company will need to address over the short or medium-term and the dynamics of the negotiations between the various stakeholders.

4.1.    A crucial, urgent restructuring

4.1.1.    The Company has started on a profound strategic repositioning

Since 2000, the Company has implemented a strategic refocusing towards the supply of products and the provision of services to content creators and network operators. This strategic overhaul has caused it gradually to withdraw from its historic activities in the consumer electronics sector (in particular by deconsolidating the ‘Television’ business in August 2004 and by disposing of its ‘Tubes’ business the following year).

Implementation of this strategy has also led to a large number of external acquisition transactions since the acquisition of Philips Professional Broadcast in 2000 and Technicolor in 2001 resulting in the co-existence of disparate business activities, without the Company achieving a high level of operational and financial integration with regard to such new  acquisitions. From an operational standpoint, the expected synergies with the other Thomson group companies did not materialize given such companies operated almost independently.

The Company is also facing significant strategic challenges. Supported by its highly diversified businesses covering the entire image chain, it has leading positions in the areas of its patent market, content preparation, management and distribution market, the gateway and set top box market and the up-and-coming “Home Networking” market.

The development of Home Networking will be accompanied by a significant change in technology over the next few years. Growing virtualization of content should take place, leading to a decline in production volumes of DVDs and Blu-Ray but also reels of film and other products on a physical medium. This evolution can be compared with the current growth in Internet distribution of audio content. It is anticipated that this technological change will also lead to the disappearance of traditional content distribution channels, although experts are unable to give any precise time line for this shift.

Under these conditions, the Company’s main strategic challenge consists in developing innovative solutions suited to the content creation industry’s needs and adapted to the network operators through which virtual content will be transmitted and/or be distributed (telecommunications, satellite and cable operators). The Management has thus prepared a strategic plan aimed at refocusing the activities on core businesses where the Company has strong expertise and know-how and enjoys a recognized market position. This repositioning will enable it to capitalize on its profitable historical businesses while leveraging off its intimate knowledge of the requirements of content creators and network operators to develop solutions that are tailored to Home Networking.

This plan’s success relies on the Company’s ability successfully to complete three initiatives:

(i)

the continued development of high value added services (special effects and animation) for content creators;

(ii)

the implementation of effective synergies between the various operational divisions in order jointly to develop solutions which are adapted to the content creation industry in anticipation of the expected change in technology. In this respect, certain initiatives have already been launched:

a.

refocusing of the research and development programs on three main areas: 3D, home networking and flow management;

b.

a link-up between Technicolor and Thomson Connect with regard to high-level video content distribution as its intimate knowledge of the set top boxes and gateways market is a significant differentiating factor for movie studios and audiovisual groups willing to develop virtual distribution channels for their content;

(iii)

the implementation of a certain number of operational restructurings both at the level of the operational divisions and at level of the central corporate functions.

According to Management, implementation of this strategic plan will necessarily lead to the disposal or shutdown of loss-making divisions that are strictly not part of Management’s strategic vision. A certain number of Non-Strategic Subsidiaries will be sold (Thomson Grass Valley, PRN, 50% of Screenvision) or shut down (particularly residential telephony activities) (together the “Exiting Companies”).

Management has told us that the perimeter of the activities retained (the “New Group”) will comprise the following divisions:

(i)

Licensing Research & Innovation (“LRI”) which develops patents and manages a portfolio of licenses with the main consumer electronics suppliers.

(ii)

Technicolor which performs the following business activities:

a.

CD, DVD and Blu-Ray replication and distribution activity (“THES”);

b.

a film services business concentrated on the printing and distribution of films;

c.

the provision of creative services to movie studios (design of special effects, digital animation and digital coloring services, audio mounting and post-production services…) (“TCS”);

d.

a content broadcasting service for the main television channels and networks (“Broadcast”); and

(iii)

Thomson Connect (“TC”) which provides network access products (set top boxes and gateways) to network operators.

Among the business activities of the New Group, THES and the film services business will be affected by the phenomenon of virtualization of content (DVDs, reels of films…) over the medium or long-term but will contribute to financing the development of innovative solutions.

4.1.2.    The imbalanced financial structure entails a major risk for implementation of the Company’s strategic plan

Due to the significant transformation costs to be incurred, and the uncertainties with regard to the development of synergies between the operational divisions of the New Group and the Company’s economic, technological and financial prospects, financial flexibility is required. It also has to reassure its main customers regarding its continuing existence as several of its activities depend on a long-term commercial and contractual relationships with a concentrated customer base.

The Existing Debt amounts to €2.84 billion. The size of this debt can be traced to the large number of acquisitions made over the last five years, the large cash consumption of some of the Exiting Companies (Thomson Grass Valley, in particular), and the economic slowdown with which certain of the businesses are faced (in particular, THES). Furthermore, the debt increased in September 2008 when the Company repaid in cash the convertible bonds held by Silver Lake Partners LLP for a consideration of US$500 million. Management considers that the Existing Debt would not offer enough flexibility to implement its strategic plan despite a cash position of €515 million at the end of June 2009.

Furthermore, analysis conducted by Management and the Advisory Banks highlighted that the Company’s cash flows would not be sufficient to service the Existing Debt in 2011, 2012 and 2013. Our work enabled us to confirm this situation: the level of cash would have fallen below €250 million in 2011, a threshold that Management considers critical to absorb seasonal swings, and the Company would have had to deal with a liquidity gap of approximately €1.3 billion projected in 2012 and €1.5 billion in 2013.

Beyond the difficulties expected in the medium term, the Company was unable to comply with the covenant relating to the net debt/equity ratio at December 31, 2008. With net income for the 2008 fiscal year being impacted by approximately €1.1 billion in impairment in intangible assets, the Company’s consolidated equity became negative, putting the Company in a technical default situation in the short-term that could trigger the entire amount of the Existing Debt becoming immediately due and payable.

We understand that in the event that Creditors were to accelerate the Existing Debt immediately, and provided that the Company had failed to obtain a grace period from the court to meet its obligations, Thomson would have become insolvent and under an obligation to request that in-court rehabilitation proceedings be opened against it.

During the second half of 2008, the Company began negotiations with some Private Placement noteholders regarding such existing obligations. But, given the inevitable nature of the liquidity shortfall that would ultimately arise and which these negotiations did not solve, the new Management decided to put an end to these negotiations to look at alternative solutions such as:

(i)

refinancing of the Existing Debt;

(ii)

the acquisition of a stake in the Company’s capital by a strategic or financial investor;

(iii)

the sale of certain of the Company’s assets; or

(iv)

a financial restructuring.

After analyzing the Company’s negative prospects, the credit rating agencies Standard & Poor’s (“S&P”) and Moody’s revised Thomson’s rating downwards. S&P thus excluded it from investment grade status in March 2008 and progressively downgraded its rating in January 20099, then in May 200910: these various rating downgrades limited the Company’s ability to refinance its operations on the debt market which had already very limited liquidity in the wake of ‘credit crunch’ that followed the bankruptcy of Lehman Brothers in September 2008.

In addition, Management identified and entered into preliminary discussions with potential investors who would have been asked to invest sufficient cash, through a capital increase, to enable the Company to renegotiate its financial covenants and meet its existing obligations to service the Existing Debt at maturity. The potential investors did not wish to proceed any further in the negotiation process due, to the excessive size of the Existing Debt which would have consumed a large portion of the funds invested.

Management has also explored the interests of potential purchasers in acquiring certain of the business lines of the New Group. It appeared that few investors were ready to make cash acquisitions at a price reflecting the intrinsic value of such companies, even though some of them enjoy strong competitive positions.

Management could also have envisaged the possibility, immediately upon occurrence of a technical default and,  provided that the creditors had not requested the Existing Debt to be due and payable on an accelerated basis, of seeking protection of the Nanterre Commercial Court by petitioning for the opening of a safeguard (Sauvegarde) proceeding. This proceeding would then have been opened without prior negotiations with the Creditors, which would have led to greater uncertainty regarding the acceptance of the safeguard plan proposed to the creditors’ committees and to the general meeting of the Company’s noteholders. Without the approval of two-thirds of the members of each of the creditors’ committees and the general meeting of the Company’s noteholders, we understand that the Company could then have hoped at best, and subject to adoption of the plan by the Nanterre Commercial Court, to impose a safeguard plan on the creditors providing for rescheduling of the Existing Debt and based on (i) existing contractual interest rates and (ii) annual repayments of 5% of the principal over nine years with payment the balance of the principal at the end of the 10-year period.

We observed during our analysis that if a safeguard proceeding were to be undertaken without attempting to reach a prior consensus, it would involve significant risks:

(i)

risk of negatively affecting relationships with the main customers who, faced with a Company in a fragile position, would be likely to go to other suppliers (in particular, customers of the Thomson Connect and Technicolor divisions who are extremely attentive to the financial situation of their suppliers) or to take advantage of the Company’s weak position;

(ii)

difficulties for Management in focusing on implementation of the strategic plan and operational restructurings due to its involvement in a safeguard proceeding that could last between six to eighteen months prior to the ratification of the safeguard plan;

(iii)

the capital structure imbalance would still not be addressed;

(iv)

the damage to Thomson’s image in the financial community would have made it even more difficult to access additional financing and ultimately be likely to worsen the terms of any required refinancing.

Such a proceeding would not however bear the same risks and negative effects in the event that the main terms of the safeguard plan were agreed by Creditors prior to entering into a safeguard proceeding.

Management therefore chose to enter into negotiations with its Creditors. In light of these various elements, the rapid start of negotiations with all the Company’s Creditors thus appeared to be the solution best suited to the Company’s operational, strategic and financial situation.

9 CC for S&P.

10 SD for S&P.

4.2.    The conduct of negotiations with Creditors

The Company’s Management and its Board, with the assistance of their counsel and financial advisors, considered that the Company should significantly reduce the amount of its Existing Debt. Further to the various initiatives described above, they rapidly concluded that conversion of a fraction of the Existing Debt to equity would be inevitable in order to ensure the survival of the Company and allow the strategic plan to be implemented. Accordingly, Management initiated contacts firstly with the banks participating in the €1.74 billion credit facility and secondly with the noteholders holding Existing Debt issued by means of private placement in an amount of €1.10 billion (“Private Placement Notes”) at the beginning of 2009.

With the commencement of discussions, both sets of Creditors (banks participating in the syndicated credit facility and noteholders) gradually organized themselves in committees. Despite the fact that they were organized into separate committees, the Creditors concluded that their interests converged due to the equivalence of their respective rights (ranking “pari passu”).

The Creditors thus became the primary contacts for the Company’s Management and Board as the Company has no significant Shareholders (since the French Government has progressively divested its interest in the Company) and its shareholder base is relatively fragmented. The TSS holders did not participate in the negotiations. Firstly, individual holders had not been identified by the Company and its financial advisors. Secondly, they were not organized in order to make their position known during the negotiations. It should, however, be noted that they were not concerned by the covenant breach at the end of 2008 as they do not benefit from cross-default mechanism.

Thus, the Agreement was negotiated directly between the Creditors and Management under the supervision of the Company’s Board, responsible for protecting the interests of the Company and its shareholders. Negotiations of the terms of the Agreement apparently took place in a relatively positive climate due to the consensus that was quickly reached with regard to the diagnostic of the Company’s current operational and financial condition and Management’s strategic plan. Furthermore, the work performed by PwC supported the analysis and acceptance by the Creditors of the underlying assumptions of the Business Plan.

Signing of the Agreement with the Creditors occurred on July 24, 2009. This Agreement provided that an Extraordinary General Meeting of the Company’s shareholders would be called during Q4 2009 but that compliance with the time schedule depended in particular on the level of additional support which could be obtained from the senior creditors who did not participate in the Agreement.

Support from such creditors depended in particular on the exercise of the Credit Default Swaps or “CDS” which had been entered into by some of them. The Company had to wait until the auctions of these contracts, under the supervision of the International Swaps and Derivatives Association (« ISDA »), at the end of October 2009, and their potential settlement confirming the physical transfer11 of these instruments. Thus, at the end of this process, Deutsche Bank originally holding a relatively large fraction of the Private Placement Notes exercised its CDS and was replaced entirely by new creditors.

However, the Company still does not have precise details on the new debt holders who continue to sell their debt securities or hedge their commitments through new CDS. As the Restructuring Agreement became null and void on November 30, 2009, the Company was forced, on the same day, to petition the Nanterre Commercial Court for the opening of a safeguard proceeding in order to put an end to this uncertain situation.  This proceeding should enable it to implement the Restructuring by the end of February 2010. On December 4, 2009, the Company made available the Safeguard Plan to its Creditors, which was prepared on the basis of the Agreement approved by the Creditors on July 24, 2009 with a few adjustments relating to a potential one-year extension in the ORAs, the finalization of the financial covenants, an increase in the amounts of the trade receivable securitization programs that might be implemented and the treatment of the TSS.

The Safeguard Plan will be put to the vote of its Creditors’ committees and the general meeting of noteholders on December 21 and 22, 2009. The Shareholders will then be called to an ordinary and extraordinary general meeting on January 27, 2010 (when the meeting will be called for the second time) and the plan should, according to the proposed calendar; be implemented in February 2010, thereby putting an end to the proceeding.

11 The settlement of these contracts may be either in the form of a cash settlement or a physical settlement through the transfer of ownership of the debt, an eventuality which would have had an impact on the Restructuring due to the appearance of a new creditor in place of the creditor having exercised his protection.

5.    Methodological approaches of the major analyses

5.1.    General approach

The Restructuring is the result of a complex negotiation process. The main terms of the Agreement are based on many compromises and it is difficult to express any judgment on its overall balance. In any case, our assignment is limited to expressing our Opinion as to whether the Restructuring is in the interest of the Company and its current Shareholders. In the absence of any legal definition of the scope of our assignment, we have to define the concept of “interests” used in our analysis.

We consider that the Company’s interests should be distinguished from the “corporate interest” (“intérêt social”) which is a legal concept to be complied with by the Board under the potential control of a court judge. The corporate interest covers a large number of different interests (those of shareholders, employees, stakeholders, etc.) and is largely subjective. The definition we have adopted for the purposes of our assignment is more restrictive: our determination of whether the Restructuring is in the interests of the Company consists in determining whether its new financial structure is compatible with its business outlook and development projects. The Company’s financial obligations that result from the New Debt must be compatible with the future free cash flow generation. Furthermore, the characteristics of the New Debt should not differ from usual market practices as can be observed in similar restructuring situations.

Our determination of whether the Restructuring is in the interests of the Shareholders is measured by the value per share which would theoretically result from the implementation of the Restructuring. We do not have to verify whether different terms and conditions of Restructuring could have had a better outcome for the Shareholders but whether, despite the context described above, they would manage to preserve a value that is greater than the value that would result from the failure of the Restructuring.

In order to determine whether the proposed Restructuring is in the interests of the Company and its Shareholders, we first analyzed the various forecasts that Management, their counsel and advisors or we have developed in order to assess the likelihood and coherent nature of the operational scenarios, regardless of the financial obligations resulting from the New Debt. Secondly, we considered whether the proposed financial structure is adapted to the Company’s future free cash flow generation.

Our work then concerned the enterprise value and its allocation among the holders of the New Debt and the Shareholders. The valuation of a company in the context of a restructuring has certain features which should be noted.

Where the enterprise value is lower than the nominal amount of its debt, which is often the case in a pre-restructuring situation, the intrinsic value of the equity and therefore the theoretical value of the shares should be zero. The situation is however different in reality as the value of a share may be analyzed as the sum of an intrinsic value plus a time value. This time value corresponds to:

(i)

the expectation that the enterprise value will end up increasing by a sufficient amount to repay the amount of the debt;

(ii)

the need to obtain the shareholders’ agreement for any change in the company’s capital;

(iii)

the investors’ ability to contribute to the efforts made by the creditors by bringing in new money; and

(iv)

the specific characteristics of the company in particular when it is listed on the stock market (size, public company regulation, political issues, etc.).

This is why the shareholders of a listed company undergoing restructuring frequently manage to preserve part of their wealth even though they do not inject new cash into the Company.

The second feature of a company undergoing restructuring is that its intrinsic value should include financial distress costs. These costs cover (i) direct costs such as advisory fees (creditors, shareholders) or various costs of proceedings and, above all, (ii) indirect costs that may result, firstly, from the growing failure of trust with its customers, suppliers, employees and more generally all its stakeholders (dramatic reduction in revenues, sudden increase in working capital requirements, lower productivity…) and secondly from the necessity for management to focus on the financial problems rather than on the company’s operations. The indirect costs are not easy to measure and are in all likelihood the most problematic as they are symptomatic of a substantial deterioration in the company’s performances and business outlook.

Conceptually, the value of a financially distressed company is therefore equal to the probability weighted-average of (i) a no default scenario, and (ii) a scenario in which a default would cause the creditors to require a disposal of assets to repay all or part of the debt12. The financial distress costs are thus equal to the difference between the two above-mentioned scenarios multiplied by the probability of such default. Given the fact that the Company’s future default risk is impossible to determine precisely - even if the Restructuring should make it possible to reduce it substantially - we have used a range of theoretical probabilities of default to estimate the enterprise value, the debt value and the equity value. This range of values is intended to provide guidance to the Board on the various parameters of the intrinsic value of the Company’s share.

Even though the financial distress costs have a significant impact on the enterprise value of an overleveraged company and on the debt value, they have a more limited impact on the equity value and therefore the per share value. Indeed, both enterprise value and debt value evolve in a manner that is inversely proportional to the financial distress costs. If it is assumed for the purposes of the analysis that the theoretical market value of the New Debt is equal to its nominal amount, there is an implicit assumption that a significant default could occur, which would lead to significant financial distress costs. If we were to consider that the default risk is less significant, the financial distress costs would then be lower. This would lead to an increase in the enterprise value which would mainly benefit the holders of debt securities. Indeed, the debt would offer a higher rate of return than that the one corresponding to the Company’s actual default risk.

It is therefore the creditors above all who benefit from the reduction in the costs of financial distress. However, Management may remedy this situation if they succeed in refinancing the Company with a lower credit spread, assuming that the actual risk is correctly perceived by the market at the time of the refinancing. We therefore factored this possibility into our analysis.

Furthermore, we analyzed the impact of the two alternative scenarios for the Shareholders in the event that the Restructuring were to fail. These are, firstly, an alternative safeguard plan (the “Alternative Plan”) if the Safeguard Plan is not approved by the creditors, noteholders and shareholders and second, in the event of refusal of such a plan by the Commercial Court, the opening of an in-court rehabilitation proceeding either on the initiative of the Commercial Court, or on the Company’s own initiative.

12 This default scenario does not cover the case of a technical default or a breach of covenants. It covers an extremely serious situation which would cause the creditors to require the realization of the assets in order to recover their claims so far as possible.

5.2.    Construction of the financial projections

Due to the differing business prospects of the various divisions of the New Group, we considered it necessary to have detailed financial data for each division. Indeed, as mentioned previously, THES and the film services business line are expected to decline due to the increasing content digitalization. In order to prepare these financial projections, we based our work on the Business Plan prepared by Management for the period 2009-2011 (the “Business Plan”) and on Management’s most recent budget estimates for 2010 and its impacts on year 2011 of the Business Plan (the  “Adjusted Business Plan”) and we made extrapolations for each division from 2012 to 2015 (or 2024 and 2036 respectively for THES and the film services business line) in order to obtain a long-term view of the Company’s cash flow generation.

The Business Plan prepared by the Company as part of the 2009 budget process extension, covers a 2009 – 2011 period. It was prepared in detail for each division of the New Group, for the Company’s central costs (the “Corporate Costs”) and for the other non-strategic businesses (“Other Activities”), which will remain continued by the Company after the Restructuring. It was constructed (i) using a “bottom-up” process for the 2009 budget following some iterative review with the divisions, the finance department and the Company’s Executive Committee and (ii) on the basis of structuring assumptions for 2010 and 2011. It was prepared on the basis of the economic conditions as of Q4 2008.

On the basis of the Business Plan, the likelihood of which has been reviewed in detail by PwC in order to prepare its Independent Business Review and which was then challenged by the Creditors during the negotiations on the Restructuring, we conducted interviews with the operational heads of each division in order to gain a better understanding of their performances, their competitive position and their medium-term outlook. In addition, as the Business Plan did not include corporate income tax expense for each division, we computed the theoretical corporate income tax expense which each division would have to pay if it carried out its business activities separately from the group.

The latest budget estimates for 2010, which were provided to us on November 27, 2009, include the difficulties Technicolor (and more particularly THES) and Thomson Connect have been facing during H2 2009. We therefore made a few adjustments with regard to 2011 for Technicolor and Thomson Connect in order to reach an Adjusted Business Plan13.

We did not use the “consolidated” extrapolations for the period 2011-2015 that Management presented to the creditors on November 27, 2009 as the level of detail is sufficient to enable us to make a precise analysis of the financial and strategic dynamics of each division. Accordingly, on the basis of the Adjusted Business Plan, we prepared our own extrapolations (the “Extrapolations”) from 2012 onwards. These Extrapolations have been prepared up until 2015 for each operational division on the basis of the following:

(i)

analyses prepared by PwC in connection with its assignment to assist the Company in carrying out impairment tests which led to the Company booking exceptional asset impairment losses for an amount of €1.1 billion for FY 2008;

(ii)

meetings with the Company’s Chief Financial Officer and the operational heads of each division (LRI, Technicolor and Thomson Connect) during which we were able to get their reactions as to the likelihood of the structuring assumptions of the extrapolations (in particular revenue growth, EBITDA margins prospects and medium-term capital expenditure);

(iii)

discussions with the Company’s financial advisors on their extrapolation assumptions after calendar year 2011; and

(iv)

a critical analysis by our experts specializing in content-creation businesses in the case of Technicolor.

With regard to the Corporate Costs and the other non-strategic businesses, we prepared extrapolations on the basis of the assumptions of an improvement in productivity of 5% per annum between 2012 and 2015.

With regard to the Other Activities, we assumed that they would decline until 2015, when they would be discontinued.

13 The projections for 2010 provided by Management include operating expenses and investments making it potentially possible for the Company to take up a position on the “Home Networking” market. We did not integrate these elements into the Projections as we did not have any quantified data on the future cash flows that this expenditure could generate in the long-term.

For the film services business line and THES, on the basis of the discussions we held with their executives, the analyses made by PwC and our own estimates, we extended our extrapolations over the following time frame:

(i)

2016 - 2024 for the film services business for the movie industry in order to take into consideration the diffusion of digital technologies first of all in North America and then gradually throughout the rest of the world;

(ii)

2016 - 2036 for the DVD and Blu-Ray replication business in order to take account of the gradual decline anticipated for DVDs (for which the peak was estimated to have been reached in 2007) and Blu-Ray (for which estimated peak will occur in 2015).

On the basis of the Adjusted Business Plan and the Extrapolations per division (together the “Projections” for each division), we also prepared a consolidated version in order to obtain the Company’s projected consolidated cash flows for the period 2010-2015 (the “Consolidated Projections”). We relied on these data for our liquidity analysis and to carry out a valuation of the Company integrating an overall growth assumption that is greater than the assumption that results implicitly from the Projections in which two business lines are set to decline.

We presented the Projections and the Consolidated Projections to Management. Following these discussions, they suggested a certain number of changes with regard to the level of investments and confirmed to us that the assumptions used were not unreasonable.

5.3.    Analyses concerning the Company’s indebtedness

We conducted two analyses with regard to the Company’s indebtedness: (i) a liquidity analysis pre and post-Restructuring and (ii) an analysis of the terms of the New Debt.

5.3.1.    Liquidity analysis

A liquidity analysis of a company consists of testing its ability to meet its financial obligations over a given period under its projected cash flows. These cash flows consist of (i) cash flows from operations and investments, (ii) cash flows from financing and (iii) any other cash items.

We determined the cash flows on the basis of the Consolidated Projections, as follows:

(i)

the cash flows from operations and cash flows from investment correspond to EBITDA restated for changes in reserves14 from which the following have been deducted (i) capital expenditure, (ii) changes in working capital, (iii) operational restructuring expenses, (iv) certain cash items that are classified as operational items15 and (v) the corporate income tax actually paid16. This balance also includes proceeds from the disposal of assets related in particular to the plan currently in progress for disposal of the Non-Strategic Subsidiaries;

(ii)

the cash flows from financing consist of interest payments and repayments of principal on outstanding debts and the interest income generated on cash.

14 The changes in reserves correspond to the changes in the provisions for pension.

15 Notably the costs of foreign exchange hedges, factoring fees and certain bank fees.

16 In the light of the complexity of the Company’s deferred tax position, we were unable to calculate its projected cash out in respect of corporate income tax. We used the corporate income tax expense calculated by the Company in the cash flow forecasts presented to the Creditors.

We carried out two liquidity analyses: the first in a context of a status quo and the second in a post-Restructuring situation.

The first liquidity analysis is made in the context of a status quo in which we assume that the Company achieves the Consolidated Projections while retaining the Existing Debt. This consists of the Syndicated Credit Facility and the Private Placement. Amounting to €2.84 billion, the Existing Debt carries interest, depending on the year, of between 2.6% and 6.1% on average over the period 2009-2019 and its repayment schedule provides in particular for repayments of principal amounting to €426 million, €1,444 million and €370 million in 2011, 2012 and 2013, respectively.

The second analysis is made in a post-Restructuring context in which we assumed that the Company achieves the Consolidated Projections while servicing the New Debt. In that context, we implemented a liquidity analysis which is based on the contractual amortization for repayment of the principal and payment of the interest on the New Debt. This analysis also takes into account the cash sweep mechanism which consists in allocating a large percentage of the excess cash flow generated during a given year, defined as the sum of the cash flow from operations and investment and the cash flow from financing (the “Excess Cash Flow”) towards additional repayment of the outstanding amounts due under the New Debt. Determination of the changes in cash flows also includes non-recurring cash items.

We also analyzed the risk of refinancing of the residual New Debt on maturity by ensuring that in 2016 the New Debt/EBITDA ratio would be at a reasonable level to contemplate the prospect of refinancing its remaining debt. Furthermore, we conducted an analysis of the financial covenants by verifying their level.

We undertook sensitivity analyses to measure the consequences on the Company’s liquidity that a deterioration in operating performance might have in a post-Restructuring context. We assessed the level of sensitivity which would lead the Company holding a cash position of less than €250 million in 2015 or that would lead to a covenant breach between 2010 and 2015.

We estimated the opening cash position as of the Closing Date in accordance with the terms and conditions relating the minimum amount of cash set out in Appendix 3 of the Safeguard Plan. This mechanism provides for an adjustment in the amount of the Company’s cash position on the Closing Date. This adjustment was negotiated with the Creditors on the basis of an analysis of the seasonal change in the Company’s cash position flow and provides for payment of the surplus cash position to Creditors in the form of a decrease in the nominal amount of the DPNs and the ORAs.

5.3.2.    Analysis of the characteristics of the New Debt

We analyzed both the economic and non-economic terms of the New Debt. These analyses are based on our financial restructuring expertise and on the interviews we conducted with Management and with the Company’s financial advisors and counsel. We performed this analysis with the assistance of our teams specialized in debt raising and financial restructuring.

We compared the spreads applicable to the New Debt to the market spreads required for companies with a similar credit profile to the Company. We also compared the requirement in terms of rate of return of the holders of the New Debt to (i) those of new high yield debts issued by highly levered companies and (ii) the terms of the debt refinanced against similar debt issues that occurred at the time of the Agreement (the observations relate to high yield issues from September to October 2009 noted by S&P LCD and the restructurings that have taken place in Europe in 2009).

In addition to the liquidity analyses presented above, we analyzed the cash sweep mechanism aimed at systematically allocating part of the Excess Cash Flow to New Debt prepayment.

We endeavored to identify contractually available sources of liquidity: through available cash but also through the “baskets” of additional indebtedness permitted under the Agreement.

We reviewed the mechanism for adjustment of the interest margin (the “margin ratchet”) which is usual in a loan documentation and that consists in reducing the applicable margin to the New Debt when a company reaches pre-defined thresholds.

With regard to the non-economic terms, we compared the clause of the Agreement relating to (i) the control mechanisms (positive and negative covenants), (ii) information flows provided for contractually between the Company and its Creditors and finally (iii) the baskets of additional debt provided for in the Agreement to usual market practice in such circumstances.

5.4.    Valuation of the Company

5.4.1.    Discarded Valuation Methods

For the purposes of our analysis, we discarded:

(i)

the comparable transactions method given the fact that we want to determine the value of the Company for its Shareholders, i.e. without taking into account any synergy brought in by a potential investor;

(ii)

the reference to the share price of the Company. Even if the free float and the volume of trades of the Thomson’s shares are important, we consider that the characteristics of this share make it difficult to draw conclusions from its trading price. Indeed, it has been subject to very large variations over the last year17 particularly as a result of uncertainty related to the negotiations and the completion of the Restructuring and also due to its speculative nature (as it is a “penny stock” that arouses the interest of individual investors and evidenced by the large volume exchanges in the capital reaching over four times the total number of shares since the Restructuring was announced at the end of July 2009); and

(iii)

analysts target price references: very few of them have made detailed analyses of the consequences of the Restructuring (some of them have not even updated their target share prices following the announcement of the Restructuring) and these target prices exhibit a wide variance (amounting to between €0.10 and €0.77).

5.4.2.    Determination of the operating asset value

Due to the heterogeneous nature of the Company’s portfolio of activities, we made a valuation of the Company’s operating assets on the basis of a “Sum-of-the-Parts” (“SoTP”) analysis.

We first of all calculated, on an individual basis, the value of the operating assets of the divisions using a multi-criteria approach as of December 31, 2009 by using:

(i)

primarily the discounted cash flow method; and

(ii)

on a complementary basis, the market multiples method. We identified four comparable companies for Thomson Connect (ADB, Arris, Pace and Zyxel), three comparable companies for Technicolor (Ascent Media, Cinram International Income Fund and DG Fast Channel) and one comparable company for LRI (Dolby Laboratories).

With regard to the Corporate Costs and Other Activities and the other costs required for operations (bank fees and other financial expenses of a recurring nature), we used a discounted cash flow method.

With regard to the discounted cash flow method, we applied an “Adjusted Present Value” approach by which the enterprise value is equal to the sum of the value of the operating assets and the value of the tax shield related to the debt less potential financial distress costs.

We discounted the free cash flows of the operating assets of each division at their respective unlevered cost of equity calculated on the basis of the Capital Asset Pricing Model using:

(i)

a variable risk-free rate for each year based on the euro swap curve as of November 9, 2009;

(ii)

an unlevered beta calculated on the basis of a sample of companies that we deemed comparable to each of the Company’s business lines18. We unlevered the equity betas obtained from MSCI Barra by using the traditional Hamada formula based on their financial structure at November 9, 2009 (except for Cinram International for which we adopted an average financial structure over the last five years19);

(iii)

a market risk premium of 6%20.

17 We observed volatility based on daily rates of return on the Thomson S.A. share over a one-year period as at November 9, 2009. This volatility stands at 107% over 1 year, 94% over 6 months, 73% over 3 months and 79% over 1 month.

18 We obtained betas for operating assets of 1.06, 1.23 and 1.41 respectively for the LRI, Technicolor and Thomson Connect divisions. The beta for the operating assets of Corporate functions and Other Activities corresponds to the average of the betas used for the valuation of each of the operational divisions weighted by the relative value of each of the operational divisions.

19 Source: CapitalIQ.

20 Source: Houlihan Lokey’s internal technical committee (September 2009).

This SoTP approach enabled us to define the lower limit of our range of values as it necessarily leads to a conservative value for the operating assets. Indeed, the Projections do not incorporate any upside relating to the launch of new business activities that could offset the expected decline of the THES and the film services divisions.

In order to determine the upper limit of our range, we carried out a valuation of the Company’s operating assets on the basis of the Consolidated Projections for 2010-2015 and a terminal value including a larger perpetual growth rate than that the one implicitly resulting from our SoTP approach. Such an approach assumes that the Company will succeed in developing new businesses to compensate for the decline in the activities in the two above-mentioned divisions.

For the purposes of this second approach, we applied a consolidated unlevered beta equal to the average of the unlevered betas used for valuation of each of the operational divisions weighted by the relative value of each of the operational divisions obtained from our SoTP approach. In order to ensure the reasonableness of this consolidated beta, we compared it to the Company’s historical beta or predicted beta21.

5.4.3.    Determination of the Company’s post-Restructuring enterprise value

Thomson’s enterprise value corresponds to the sum of the value of the Company’s operating assets described in the foregoing paragraph and the value of the tax shield related to the debt less any potential financial distress costs.

a.    Tax shield estimation

The value of the tax shield related to the New Debt corresponds to the benefit resulting from to the tax deductibility of the New Debt interest. We calculated this value by discounting the interest payments on the New Debt at an annual unlevered cost of equity assuming that the risk on the tax shield is of the same nature as on its operating assets.

In the hypothetical refinancing scenarios that we ran, the tax shield flows were adjusted as from the date of refinancing to take into account the different debt market conditions.

21 Source: Bloomberg and MSCI Barra.

b.    Financial distress costs estimation

To determine the financial distress costs to be deducted from the value of the operating assets plus the value of the tax shield, we successively calculated:

(i)

a theoretical liquidation value of the Company. This is an extreme scenario corresponding to the occurrence of a considerable decline in the Company’s prospects which would lead to a fall of its enterprise value and would cause it to reach a default threshold. This situation would force the creditors to accelerate their claims. For the purposes of our analysis, we considered that the Company would default when the projected free cash flows become equal to the value of the debt service plus 10%. We then discounted the free cash flows thus determined using the unlevered cost of equity, then we applied a discount of 35%22  to the estimated default threshold thus obtained considering that the sale of the assets would take place in a fire sale context with potentially unfavorable negotiating leverage. On the basis of these extreme assumptions, the theoretical liquidation value would amount to €1.13 billion;

(ii)

The loss in case of default is calculated by subtracting the theoretical liquidation value from the nominal value of the New Debt (corresponding to the amount invested by the Creditors). The Loss Given Default (“LGD”) is equal to the ratio of the loss in case of default to the nominal amount of the New Debt. On the basis of a theoretical liquidation value of €1.13 billion, the LGD amounts to 27%23;

(iii)

The theoretical probability of default: conceptually, the credit spread is equal to the LGD multiplied by the default probability. Assuming that the spread for the New Debt solely depends on the “expected” loss by the Creditors and that it is correctly assessed, the implied theoretical probability of default can be calculated by dividing the spread by the LGD. Conversely, if one estimates that the risk of default by the Company post-restructuring is comparable to the one of a BBB rated company, it is possible to compute the theoretical probability of default to be applied in this scenario by dividing the average credit spread for companies with a BBB rating by the LGD;

(iv)

The financial distress costs are equal to the difference between the enterprise value free of default and the theoretical liquidation value of the company, multiplied by the theoretical probability of default. These costs must be subtracted from enterprise value free of default to obtain the post-Restructuring enterprise value. The same result is obtained by taking the average of the theoretical liquidation value of the Company and the enterprise value with no default weighted respectively by the theoretical probability of default and by the theoretical probability of survival (i.e. 1 minus the theoretical probability of default).

The estimation of the financial distress costs thus relies on the appreciation of the risk of default by the Company. For each of the two extreme values of the range of the operating assets value, we calculated the costs of financial distress corresponding to three levels of default risk described in the analysis of the New Debt in the next section.

22 According to academic studies, direct and indirect bankruptcy costs generally amount on average to between 20% and 30% of the enterprise value prior to bankruptcy.

23 S&P’s statistics for the period 1981-2008 show recovery rates of 82% for senior secured bank loans and 45% for senior unsecured bank loans. Similarly, according to a Fitch study with regard to the period 2000-2006 in the United States, the median rate of recovery amounted to approximately 84% for senior secured loans and around 40% for senior unsecured corporate loans.

5.4.4.    Determination of the equity value

In order to determine the equity value, we deducted from the post-Restructuring enterprise value (i) the estimated value of the New Debt and (ii) the amount of the other adjustments.

From a valuation stand point, taking into consideration the Company’s default risk has an impact at two levels: firstly with regard to the enterprise value through the estimation of the financial distress costs and, secondly, with regard to the value of financial debt to be deducted from the enterprise value in order to determine the equity value.

The risk of default implicitly contained in the New Debt cannot be retained as a central assumption as it appears to us to be high.

Indeed, such risk of default comes from a significant credit spread which can be explained by (i) the market conditions prevailing at the time the Agreement was negotiated, (ii)  market or customary practices in this type of restructuring where the financial terms of the New Debt are very largely determined by the situation of financial distress of the Company without taking into consideration the rating which it could regain following the substantial reduction of its indebtedness and (ii) the lack of trust that may be shown by investors, creditors, analysts and credit rating agencies as long as the Company has not successively delivered results in line with expectations over a sufficiently long period.

The high level of the implied default risk of the New Debt is confirmed by the various additional analyses that we conducted:

(i)

comparison (on the basis of the Consolidated Projections) of the projected levels of the Company’s credit ratios which appear to us to be essential when assessing the credit risk (Debt/EBITDA and EBITDA/Interest) to their historical levels when the Company had an Investment Grade rating (BBB- or BBB+ between 2003 and 2007);

(ii)

use of the “CreditModel”24 application developed by Standard & Poor’s (“S&P”) which makes it possible to assign a theoretical rating to a company on the basis of purely quantitative criteria depending on the industrial sector to which it belongs25.. In the case of Thomson, we used the Telecom, Cable TV and Broadcasting sector and the ratios and indicators resulting from the Consolidated Projections.

As a working assumption, we therefore retained three levels of theoretical default risk in order to cover the entire conceivable spectrum:

(i)

the first level corresponds to a situation where the Company’s default risk is correctly assessed by the credit spread of the New Debt. On the basis of an average spread of 587 basis points26 and an LGD of 27%, the theoretical probability of default would be 22%;

(ii)

the opposite level would be based on a default risk for the Company corresponding to investment grade status with a BBB rating. On the basis of our analyses of the Yield-to-Maturity resulting from the Merrill Lynch Bond Indices at November 9, 2009 and considering that the average maturity of the bonds in the indices is five years, the spreads of the companies with BBB ratings amount to 133 basis points on average. Using an LGD of 27%, the theoretical probability of default would be in such a case 5%; and

(iii)

the last level corresponds to a midpoint where the theoretical probability of default would be approximately 13%.

24 The limits on the use of this model should however be highlighted: (i) the rating process used by credit rating agencies is not based solely on a quantitative analysis but systematically includes qualitative aspects, (ii) from a quantitative standpoint, the rating criteria they use evolve and there is no guarantee that the consistency or stability over time of the ratios used or their levels are maintained, (iii) the heterogeneous nature of the Telecom, Cable TV and Broadcasting sector that S&P itself uses for the Company.

25 Based on 13 indicators, ratios or financial criteria used by Standard & Poor’s during these rating processes.

26 A constant spread which, when added to the euro swap rates at November 9, 2009, makes it possible to equalize the value of €1,550 million with the New Debt service.

To value the New Debt in each of the scenarios of theoretical probability of default, we (i) discounted the debt service at a rate calculated on the basis of a spread corresponding to the scenario and (ii) assumed that, if the actual default risk was lower than that implicitly assumed by the Creditors under the New Debt, the Company could refinance under better conditions in 2012. This scenario, which moreover corresponds to Management’s intention, makes it possible to limit the transfer of value which necessarily occurs between the creditors and the shareholders when the actual spread is higher than that which would be applied under normal market conditions.

Finally, we made some adjustments in order to calculate the equity value. The adjustments correspond to (i) the sum of the amount of the Company’s loss carryforwards, the value of the equity stake held in Videocon Industries27 and the associates and the other long-term assets28 from which we have deducted (ii) the negative cash flows that will be consumed by the Exiting Companies for 2010 as per the latest budget forecasts for 2010, the amount entered in the accounts29 of the provisions for pensions and risks30 and minority interests.

We were unable to estimate the value of the tax loss carryforwards due to the fact that it was impossible to make a precise calculation of the actual tax position of the legal entities of the group going forward. Furthermore, there is a risk of losing the US loss carryforwards which we were unable to quantify with any certainty and it is possible that some international tax losses may not be used before their expiration date. Under these conditions, we used the amount of the tax losses existing in France as recorded in the consolidated financial statements as at December 31, 2008, namely an amount of approximately €282 million.

We considered as cash at hand the portion of the cash balance at January 1, 2010 which would exceed the amount of €250 million, considered by Management as a critical threshold.

5.4.5.    Determination of the unit value of the ordinary shares and ORAs

We determined the value of the ordinary shares and the ORAs on the basis of the equity value determined above and on the basis of (i) the total number of ordinary shares in the capital on a fully diluted basis and (ii) the relationship between the value of an ordinary share and the value of an ORA.

All the work carried out as described above enabled us to determine the equity value attributable both to the Shareholders and to the holders of ORAs. An allocation analysis is required to make separate estimates of the value accruing to a Shareholder and the value accruing to a holder of an ORA, it is necessary to carry out an allocation exercise with regard to equity value, which involves making a comparison of their respective characteristics.

In the light of the various adjustments provided for by the Safeguard Plan, the issue of ORAs will amount to €641 million, for a nominal unit amount of €131. They will be redeemed upon maturity through the issuance of a maximum of approximately 971 million ordinary shares, i.e. a redemption ratio of approximately 1.5 ordinary shares per ORA (the “Redemption Ratio”).

The value of the ORA should correspond in theory to the value of the ordinary shares in which they are convertible, less the present value of the future dividends paid prior to the date of redemption of the ORA, plus the present value of the interest to be received in cash by the holder of the ORA up to such date.

27 Approximately 5% of the capital in terms of market value at November 9, 2009 (Source: Bloomberg).

28 As at June 30, 2009.

29 As at June 30, 2009.

30 Net of the amount of pledged cash used to cover a dispute relating to TCE Television Taiwan.

31 1.30 US dollars or 0.91 pounds sterling.

As such, two elements appeared to us decisive when valuing the ORAs:

(i)

Management does not plan to distribute any dividend until the date of redemption of the ORAs; and

(ii)

interest on the ORAs is not payable in cash except possibly in the specific case of the ORA IIC and in this case, under certain clearly specified conditions. Interest is capitalized and has been implicitly included in the calculation of the number of ordinary shares to be received after redemption of the ORAs.

Under these conditions, we considered that the value per ORA corresponds directly to the value per ordinary share issued by the company except for the adjustment resulting from the Redemption Ratio.

This approach to the valuation of an ORA directly based on a multiple of the value per Company ordinary share does not take into account:

(i)

the relative discount that the ORA would theoretically have to bear due to the absence of voting rights at shareholders’ meetings;

(ii)

the premium to which it should be entitled due to the seniority in ranking in the event of liquidation; and

(iii)

the effects which are difficult to quantify (a) of the liquidity of the ORA which is likely to differ from that of ordinary shares on the stock exchange and (b) the legal mechanisms of the Safeguard Plan such as the early redemption clause for the ORAs in the event of a change in control of the Company or the clause for early redemption of the ORA IIC on the latter’s initiative.

Thereafter to the extent that the value of the ORAs corresponds to a multiple of the ordinary share value, we simply endeavored to determine the value per company ordinary share. We thus reasoned on the basis that the Company’s capital was fully diluted and considered that the value per ordinary share corresponded to the equity value divided by the post-Restructuring number of ordinary shares and after conversion of all the securities granting an entitlement to shares in the Company’s capital (the “Pro Forma Number of Shares”).

The Pro Forma Number of Shares32 thus corresponds:

(i)

to the number of existing ordinary shares standing at 263 million shares;

(ii)

plus the number of ordinary shares issued pursuant to the increase in capital (527 million) and the number of future ordinary shares resulting from the issuance of the ORAs (971 million future ordinary shares);

(iii)

plus the number of future ordinary shares that may result from redemption of the DPNs. This redemption33 will be made in priority out of the proceeds from disposals of the Non-Strategic Subsidiaries34 and supplemented, where necessary, by an issue of new ordinary shares at the market price thereof on the date of redemption35. For the remainder of our analysis and in the absence of usable information likely to indicate the most likely scenario, we assumed that the Company would carry out half of its remaining plan for the disposal of Non-Strategic Subsidiaries36,

(iv)

less the number of ordinary shares for the ORA IIC which may be redeemed in cash on an accelerated basis on the Company’s initiative. We did not take such a redemption into account in our central case.

32 On the basis of approximately 263 millions shares of Thomson S.A.

33 The maximum nominal value of the DPNs amounts to €300 million. This will be reduced by the disposal proceeds of the Videocon Industries shares and other non-strategic assets sold prior to the Settlement/Delivery of the Restructuring by the Company and by 50% of the amount of the surplus cash position. The DPNs bear interest at a rate of 10%.

34 Due to the confidentiality of the various processes for disposal of the Non-Strategic Subsidiaries, we are not in position to assign a value to the proceeds that Management expects to receive from such transactions.

35 Or by a cash payment per tranche of €15 million as the Company chooses.

36 Amount less the disposal price of the Videocon Industries shares and the non-strategic assets sold prior to the date of Settlement/Delivery of the Restructuring by the Company and by 50% of the amount of the surplus cash position resulting from application of Appendix 3 to the Safeguard Plan.

5.4.6.    Scenarios in the event that the Restructuring is not implemented

If the proposed Safeguard Plan is not approved by the Creditors’ committees, two scenarios could be envisaged: (i) the presentation of an Alternative Plan and, in the event of rejection of such a plan by the Commercial Court, (ii) the triggering of an in-court rehabilitation proceeding.

As mentioned in the Company’s communication, if the Safeguard Plan is not approved by the Creditors’ committees, the general meeting of noteholders or the Shareholders, the Company would propose an Alternative Plan which, were it to be adopted, would be imposed by the Nanterre Commercial Court and could consist of a plan for rescheduling the Existing Debt based on the existing contractual interest rates and annual repayments of 5% of the principal over a period of ten years and of 50% of the balance at the end of this period.

As far as an in-court rehabilitation proceeding is concerned, this could lead to (i) a “continuation plan”, a solution which would appear to be relatively hypothetical if the Commercial Court were to refuse to adopt the safeguard plan, unless new elements were submitted to it, or to (ii) a plan for sale of the business of which the terms and conditions (sale of the Company as a whole or sale of the divisions separately) could lead Management and the court-appointed receiver to apply a substantial discount to the intrinsic value.

We were unable to assess these two scenarios precisely due to their complexity and the significant uncertainty of the assumptions that we would have had to rely on. However, for the second scenario, we carried out some simulations and made a few simplified calculations to illustrate their consequences: we calculated the minimum value of the asset disposals after repayment of the Existing Debt and the TSS in order to leave a positive balance for the Shareholders.

5.4.7.    Additional analyses

Our analysis is based on a scenario whereby the Restructuring and the Financial Projections would be implemented. In order to provide the Board with analysis as regards certain aspects which could have either a positive or negative effect on the interests of the Restructuring for the Company or its Shareholders, we conducted certain additional analyses.

(i)     Early redemption of the ORA IIC

The Company has an option to redeem on an early basis the IIC tranche of the ORAs in cash at a redemption price corresponding to a multiple of its nominal value plus accrued interest. The portion of this tranche of the ORAs which will be redeemable in cash will depend on the choice made by the creditors.

Such an early redemption is in the interest of the Shareholders as long as it enables them to increase the value per share. This condition will be met if the unit price for redemption of the ORA IIC is lower than their intrinsic value, it being specified that this intrinsic value must correspond to around 1.5 times the value of the ordinary shares (see Section 5.4.5).

Furthermore and to the extent that (i) the Company cannot raise additional debt financing except by refinancing the New Debt and (ii) all asset disposals are precluded except for disposals of the Non-Strategic Subsidiaries, internal financing and an increase in the share capital remain the only ways of financing such a redemption. In both cases, only a limited portion of the funds could be allocated to the transaction due to the cash sweep mechanism.

Given the above, we determined (i) what would be the minimum rates of return on equity which would make the early redemption of the ORA IIC attractive for the Shareholders and (ii) what would be the minimum free cash flow to be generated or what would be the amount of funds that would need to be raised via a capital increase in order to redeem all the ORA IIC.

With regard to determination of the minimum rates of return: we assumed two possible dates for redemption of the ORA IIC: at December 31, 2010 and at December 31, 2011. We determined the implicit minimum value of the shares at such date which would make the transaction attractive. In order to do so, we divided by the Redemption Ratio (i) the unit redemption price of the ORA IIC as at December 31, 2010, i.e. 125% of the nominal value plus accrued interest and (ii) the unit price for redemption of the ORA IIC as at December 31, 2011, i.e. 135% of the nominal value plus accrued interest. We compared the minimum value per share obtained to the median of the valuation results described in section 5.4.5. We derived from this the implicit minimum rate of return which would lead to this transaction creating value for the Shareholders.

With regard to the amount of funds to be allocated: we took into account the fraction of the cash swept in order to determine the amount of retained Excess Cash Flow and the minimum amount of the increase in capital. More specifically with regard to the Excess Cash Flow, we added to this cash flow the amount of service of the New Debt at the redemption date concerned in order to obtain an estimate of the minimum free cash flow to be generated by the Company.

(ii)     Amounts of the additional disposals of Non-Strategic Subsidiaries

We estimated the potential impact on the value per share of an amount of disposals leading to the issuance of no additional ordinary shares at the date of the DPNs redemption. On the basis of our work, this scenario would correspond to an amount of additional disposals of Non-Strategic Subsidiaries of €307 million as of the date of our report37.

(iii)     Percentage of ownership of the Company’s share capital by Shareholders

In order to determine the margin of increase in the holding of the Company’s capital by the Shareholders, we performed several sensitivity tests with regard to the following parameters: (i) a percentage of take-up by the Shareholders of the capital increase and the ORAs issuance varying between 0% and 100%, (ii) proceeds from asset disposals leading to redemption of the DPNs varying from €0 million to €307 million and (iii) a percentage of the ORA IIC subject to early redemption varying from 0% to 100%.

(iv)     Subscription by the Shareholders to the capital increase and the ORA issuance

In light of the various levels of value per share obtained and their position as compared to the price of €0.66, we analyzed whether it would be appropriate for the Shareholders to subscribe in cash for the capital increase and ORA issuance which are offered to them.

6.    Assessment as to whether the Restructuring is in the interests of the Company and its Shareholders

6.1.    Interests of the Company

The procedures and analyses which we carried out show that, on the basis of the free cash flow assumptions of the Consolidated Projections, the Company should be able to meet the financial obligations required by the New Debt over the period 2010-2016:

(i)

the Company would have an annual cash position of between €370 million and €430 million between 2010 and 2015, i.e. levels that are higher than the position of €250 million which Management considers to be the minimum threshold to deal with the seasonal nature of working capital requirements, with any other extraordinary expenditures that may be required or with a potential operational underperformance as compared to the Business Plan;

(ii)

in 2016 and on the basis of a required level of cash position of €250 million at minimum, we consider that the Company would be in a position to refinance the residual debt of some €400 million corresponding to 0.7x EBITDA 2016 in the Consolidated Projections ;

(iii)

the covenants would be complied with headroom of between 12% and 20% in 2010 and 2011 and of over 20% from 2012 onwards;

(iv)

discounts of up to 9.5% with regard to the free cash flows in the Consolidated Projections would make it possible to keep a cash position of over €250 million, to satisfy the contractual financial covenants and to leave the Company with an amount of debt in 2016 that should make possible its refinancing (1.1x EBITDA 2016).

These elements are to be assessed in light of the assumption of an opening cash position as of January 1, 2010 which, given the adjustments linked to the Restructuring, should be close to €400 million and gives a certain amount of comfort for the analysis set out above: the positive cash differential of €150 million between this cash position and the minimum threshold of €250 million required for the business operations gives the Company greater financial flexibility that enables it to (i) handle unexpected operational issues that may arise but also (ii) to commit, if it wishes, capital expenditure allowing it to improve its EBITDA or (iii) to reduce its debt.

Furthermore, the financial structure resulting from the Restructuring should theoretically enable the Company to reduce its default risk significantly. On the basis of our analysis, the projected levels of the Company’s leverage and interest cover ratios are comparable to those prevailing in the past when it had a rating of between BBB- and BBB+. Furthermore, use of the “CreditModel” application gives a theoretical rating of BBB+ in 2010 which does not deteriorate over the following periods38.

37 On the basis of issuance of DPNs for €279 million bearing interest at a rate of 10% per annum.

38 Naturally, this rating is purely theoretical, as the Company’s history will probably not allow it to regain this type of rating so quickly.

Thus, the Company could theoretically hope to regain Investment Grade status after 2012, which, according to the discussions we have held with Management, would be an advantage in the implementation of its strategic repositioning plan.

We also reviewed the other main economic and non-economic characteristics of the New Debt:

(i)

the spreads of the New Debt may seem high for two reasons. Firstly, at the date on which the New Debt was negotiated, the financing conditions were considerably more restrictive than they are today. Secondly, creditors do not generally anticipate the potential amelioration of the Company’s rating which should result from an improved financial structure whereas, in our analysis, this is a significant theoretical assumption. A comparison with the spreads applied with regard to companies with a credit profile similar to that of the Company at the time of the negotiations shows that they do not deviate from market practices observed in similar cases of financial restructuring;

(ii)

the margin ratchet mechanism which provides for a decrease in the spread in two successive stages of 0.25 basis point does not reflect sufficiently the decrease in the credit risk profile given the fact that the Company’s spread would be decreased to 550 basis points on certain tranches whereby its leverage would moreover equate to 1.0x;

(iii)

the cash sweep mechanism might appear a constraint, but it will enable the Company to regain its operational flexibility more quickly;

(iv)

the refinancing risk. Even though it is difficult to compare it from one company to another due to the difference in credit assessments made by lenders and the market conditions which could ultimately prevail, we consider that with leverage of less than 1.0x EBITDA in 2016, refinancing can be envisaged;

(v)

the factoring facility and the other potential sources of liquidity: the raising of the facility would mean, overall, that the Company would theoretically have an amount of approximately €400 million of cash position at the Closing Date and, if necessary, an additional amount of €200 million to finance specific operational financing requirements. We consider that, given the assumptions under the Consolidated Projections, a total amount of €600 million is sufficient. Furthermore, a general basket of €40 million is also permitted for in the documentation to obtain additional financing. If these baskets make it possible to improve liquidity, it is exclusively up to the Company to raise these additional funds. As a result of the liquidity analyses performed, the size of these baskets appears to be sufficient to meet unanticipated cash requirements;

(vi)

the control mechanisms are in line with normal market practices:

a.

Positive covenants: the company has to comply with two covenants (leverage and interest cover) defined on the basis of headroom of 15%-20% calculated on the basis of EBITDA. Our sensitivity analyses confirm that this level is a prudent assumption making it possible to warn creditors early enough to address a potential forthcoming liquidity issue;

b.

Negative covenants: the Agreement imposed a certain number of restrictions (permitted acquisitions and permitted disposals, inter alia) aimed at limiting any change in scope of the group and ensuring strict supervision over operational strategy, which represented a very significant constraint for the Company but which was fairly usual in this type of situation. The Safeguard Plan provides the Company with slightly more flexibility in this area;

(vii)

Contractual information flows between the Company and its creditors: a certain number of clauses with regard to the additional information flows are provided for in order to report regularly on completion of the plan. These clauses are in line with market practice for companies emerging from restructuring as the Creditors generally want to be able to anticipate any difference in the results observed compared to the forecast financial data presented to them.

We therefore consider that the Restructuring is in the Company’s interests as the Company should be able to meet its financial obligations resulting from the New Debt and the characteristics of the New Debt do not deviate from usually observed market practices.

6.2.    Analysis as to whether the Restructuring is in the interests of the Company’s Shareholders

6.2.1.    Determination of the value of the operating assets

The value of the operating assets of the Company falls within a range of between €2.87 billion and €3.16 billion.

The Projections do not incorporate any assumption of a launch of new business activities which could offset the scheduled decline in the activities of the THES division and the film services business.  They necessarily lead to a conservative value for the operating assets corresponding to the lower limit of our range of values, which breaks down as follows:

(1) THES division includes EDS business

As stated previously, the market multiples methodology was only used on a complementary basis in our Sum-of-the-Parts approach. With regard to Thomson Connect, the multiples of comparable companies are consistent with our valuation. In the case of Technicolor, the values obtained using the multiples method are higher than those we obtained using the main method. However, these values do not take into account the expected decline in the business activities of THES and of film services (only Cinram will be affected by this decline and has multiples that are close to the multiples implied from our valuation of THES while the other companies positioned on the content creation market (special effects and animation) have better growth prospects, which distorts the calculation of the median and therefore the relevance of the results for Technicolor given its mix of activities).

We have also calculated the implicit perpetual growth rate that it would be necessary to use in calculating the terminal value to a normative cash flow calculated in 2015 on the basis of the Consolidated Projections in order to obtain our lower limit for the value of operating assets. This implicit perpetual growth rate amounts to -0.5%. This level may appear to be low but it can be explained by the anticipated decline in the THES and film services divisions.

We determined the upper limit of €3.16 billion by applying a perpetual growth rate of 1% to the normative free cash flow calculated in 2015 on the basis of the Consolidated Projections for the calculation of the terminal value. This illustrative growth rate assumes that the company will succeed in developing new business activities to compensate for the decline in the two above-mentioned divisions.

6.2.2.    Determination of the enterprise value

On the basis of the range of values for the operating assets obtained above and the assumed probabilities of default, the enterprise value of the Company falls within a range of €2.62 billion to €3.17 billion.

The following table presents a breakdown of the results for the lower limit and the upper limit of our valuation range and for the three assumptions of theoretical default risk. We indicated, by way of illustration, the level of the Weighted Average Cost of Capital (“WACC”) which it would have been necessary to use to obtain these levels of enterprise value if we had implemented a classic discounted cash flow (DCF) method consisting in determining the enterprise value directly by discounting the projected free cash flows at WACC:

	Operating Asset Value : €2.9 bn			Operating Asset Value : €3.2 bn
Theoretical probability of default	22%	13%	5%	22%	13%	5%
Operating Assets Value	2.87	2.87	2.87	3.16	3.16	3.16
Value of Tax Shield	0.16	0.14	0.12	0.16	0.14	0.12
Estimated Value of Financial Distress Costs	(0.41)	(0.25)	(0.09)	(0.48)	(0.29)	(0.11)
Entreprise Value	2.62	2.76	2.90	2.84	3.01	3.17
Implied WACC	11.7%	11.1%	10.5%	10.8%	10.2%	9.6%

As an illustration, we set out below the computation of the lower limit and the upper limit for the enterprise value.

The enterprise value of €2.62 billion corresponding to the lower limit of the range of values of the operating assets used and to a theoretical maximum probability of default was obtained by adding together:

(i)

the value of the operating assets of €2.87 billion;

(ii)

the value of the tax shield of €0.16 billion obtained by discounting at the unlevered cost of equity the yearly product of the Company’s corporate income tax rate of 25% and the interest expenses calculated using a spread of 587 basis points for 2010-2016; and

(iii)

the financial distress costs estimated at €0.41 billion by multiplying the theoretical value loss in case of default of €1.90 billion39 by the theoretical probability of default of 22%.

The enterprise value of €3.17 billion corresponding to the upper limit of the range of values for the operating assets and to a very low theoretical probability of default corresponding to an Investment Grade rating and was obtained by adding together:

(i)

the value of the operating assets of €3.16 billion,

(ii)

the value of the tax shield of €0.12 billion obtained by discounting at the unlevered cost of equity the yearly product of the Company’s corporate income tax rate of 25% and the interest expenses calculated using a spread of (a) 587 basis points for 2010-2016 and (b) 133 basis points after 2012, it being specified that the spread of 133 basis points corresponds to the product of the theoretical probability of default of 5% and the LGD of 27% as determined in section 5.4.3.,

(iii)

the costs of financial distress estimated at €0.11 billion by multiplying the value loss in case of default of €2.18 billion40 by the theoretical probability of default of 5%.

39 Corresponding to the enterprise value excluding the costs of financial distress minus the theoretical liquidation value of €1.13 billion.

40 Corresponding to the enterprise value excluding the costs of financial distress minus the theoretical liquidation value of €1.13 billion.

6.2.3.    Determination of the value per share

Depending on the value range of the operating assets and the probability of default considered, the value per Company share falls within a range of between €0.57 and €0.77.

This result was determined using a scenario of refinancing of the New Debt at the end of 2012 with a debt whose new credit spread would more correctly reflect the theoretical probability of default of the Company. Under these conditions, the value of the financial debt amounts to the following:

(€bn)	Theoretical Probability of Default
	22%	13%	5%
Estimated Spread	587 bps	360 bps	133 bps
Estimated Debt Value before Refinancing	1,56	1,73	1,93
Estimated Impact from Refinancing as at end of 2010	-	(0,07)	(0,17)
Estimated Debt Value given Refinancing	1,56	1,66	1,76

By way of illustration, the value of the debt prior to refinancing for the scenario using a theoretical probability of default of 13% was determined by discounting the contractual New Debt service with a spread of 360 basis points. Assuming that the refinancing is carried out at a spread of 360 basis points as from 2012, the impact on the value of the debt is equal to the difference between (i) the principal remaining due under the New Debt to be refinanced at the end of 2012 and (ii) the value discounted at 360 basis points of the New Debt service as from 2012.

On the basis of a median scenario of €153 million in proceeds from disposals of the Non-Strategic Subsidiaries, we obtain the following values per share:

In €bn	Operating Asset Value : €2.9 bn			Operating Asset Value : €3.2 bn
Theoretical Probability of Default	22%	13%	5%	22%	13%	5%
Entreprise Value	2.62	2.76	2.90	2.84	3.01	3.17
Less : Debt Value	(1.56)	(1.66)	(1.76)	(1.56)	(1.66)	(1.76)
Less : Other Adjustments	(0.06)	(0.06)	(0.06)	(0.06)	(0.06)	(0.06)
Add : Cash at hand	0.14	0.14	0.14	0.14	0.14	0.14
Equity Value	1.14	1.18	1.22	1.36	1.43	1.49
Divided by : Proforma NoSH (bn)	1.99	1.99	1.98	1.95	1.95	1.94
Resulting Value per Share (€)	0.57	0.59	0.62	0.70	0.73	0.77

6.2.4.    Scope and limits of the results obtained

In the light of the numerous areas of uncertainty both with regard to the Company’s potential growth and the level of its default risk, our approach is essentially presented for illustrative purposes and it is difficult to interpret all the results that stem from it as being market values for the assets, the New Debt, the ORAs or the ordinary shares. The trading price of the shares or the ORAs, the transactions that may be carried out with regard to the various securities of the New Debt or the Company’s assets may give different levels of valuation.

The approach we used is aimed at providing the Board with guidance on the value creation and value transfer mechanisms in a financial restructuring context, depending on the different assessments that an observer may make with regard to the default risk of the Company or the value of its assets in case of default.

Our approach is thus intended to highlight, for illustrative purposes, the consequences on the value of these various levels of assessment and is based in this regard on a certain number of assumptions and simplifications which must be taken into consideration in order to assess whether the Restructuring is in the interests of the Shareholders:

(i)

we have assumed that the loss given default of the Creditors would depend on the theoretical liquidation value of the Company; this latter value cannot be directly compared with the Company’s actual liquidation value due to the methods of calculation used (by reference to the characteristics of the New Debt);

(ii)

we determined a probability of default for illustrative purposes. This probability is based on the theoretical relationship which exists between the spreads of the debt securities, the probability of default of the debtor and the creditors’ LGD. This relationship is based on a financial interpretation of the required rate of return. Even if it is frequently used in credit analyses, it remains a theoretical approach and solely makes it possible to determine approximate spreads;

(iii)

the debt securities spreads observed in the market depend on credit risk but also on other parameters such as illiquidity. This may be considered as a less important parameter for investment grade debt securities than it is for below investment grade debt securities. Nevertheless, it remains a parameter which is not practicable to quantify precisely and to incorporate into our analyses;

(iv)

some of our estimates are based on an estimation of spreads for a company with an investment grade rating. If the Company were to obtain such a rating, the actual spreads would not necessarily correspond to those we have calculated.

6.2.5.    Analysis of the value of the Company’s ordinary shares resulting from theoretical alternatives to the Restructuring

If the Restructuring is not implemented in the current context of safeguard, it is possible to consider two possible outcomes: either the safeguard proceeding will lead to another plan, whether this has been approved by the Creditors or has been imposed by the court judge, or the Company will be placed in in-court rehabilitation.

In the event that the Restructuring is not accepted by the Creditors or the Shareholders, and as publicly stated by the Company, it would be possible to ask the Commercial Court to impose within the scope of the safeguard proceeding, an Alternative Plan that could consist of rescheduling of the Existing Debt over 10 years based on annual repayments of 5% for the first nine years and payment of the balance of 55% for the tenth year (the “Rescheduling Scenario”).

The analysis of the impact of such a scenario is complex. There are several elements difficult to quantify that may have a positive or negative impact on the theoretical value per share: (i) the deterioration which would occur in the Consolidated Projections, (ii) the probability of default which would then weigh on the Company, (iii) the prospects for improvement or deterioration in the credit profile of the Company which would enable us (a) to estimate the costs of financial distress and (b) to revalue the Existing Debt and (iv) whether or not there is interest on the TSS depending on whether or not the Company would pay any dividends.

We were therefore not able to determine a theoretical value for the Company’s shares in this scenario. It is however possible to identify some elements which could be considered to assess the respective interest of the Safeguard Plan and the Alternative Plan:

(i)

due to the advanced stage of the negotiations of the Restructuring, its implementation is based on a shorter time scale and has positive and clearly identified consequences on value accruing to Shareholders whereas the implementation of an Alternative Plan could lead to numerous scenarios, even if the solution that seems to be preferred by the Company today in such circumstances is the Debt Rescheduling Scenario;

(ii)

the risk of losing customers, suppliers or key employees could be more limited in the case of the Restructuring than in an Alternative Plan;

(iii)

an Alternative Plan imposed by the court judge, would limit the flexibility and the scope of opportunities of the Company for a longer period than in the case of the Safeguard Plan to the extent that the Existing Debt would then be rescheduled over a period of ten years whereas the Safeguard Plan would cover a term of seven years;

(iv)

an Alternative Plan would be more negatively perceived by market participants (a) over the short term, due to the increase in the length of the restructuring process and (b) over the long term, as the Company would have favored a non-consensual resolution of the debt reduction problem. This second point could have, inter alia, the consequence of making the potential discussions between the Company and future lenders more difficult in this context than in a context of consensual restructuring;

(v)

from a financial standpoint, the Restructuring Scenario would lead to increasing the size of the Company market capitalization, enlarging its free float, and making its coverage more attractive for financial analysts. All these elements could lead to a better liquidity for the ordinary shares in this scenario than in an Alternative Plan.

With regard to the outcome of an in-court rehabilitation, which could only be envisaged in the event that the safeguard proceeding fails:

(i)

if a “continuation plan” were nevertheless to be adopted, the issues would remain identical to those mentioned in the case of adoption of an Alternative Plan;

(ii)

if a sale plan were to be adopted by the Court, it does not appear foreseeable for Shareholders to obtain a positive value from this scenario. In the light of the difficulties encountered in the past by Management in receiving offers reflecting the intrinsic value of some of the companies of the group with strong competitive positions, it is unlikely that, in the context of an in-court restructuring, the sum of the proceeds of the sale of the Company’s various business activities will exceed the threshold of €2.8 billion above which Shareholders could preserve a positive value for their wealth.

6.2.6.    Additional elements to consider as to whether the Restructuring is in the interest of Shareholders

Scenarios of subscription by current shareholders to the increase in capital and the ORA issuance

To the extent that the price at which the increase in capital and the issue of ORAs falls within the range of values we have determined, the individual decision by a Shareholder as to whether or not to take part in these transactions depends on the Shareholder’s personal assessment (i) concerning the appropriate intrinsic value of the operating assets and the appropriate theoretical probability of default for the Company, (ii) with regard to the market’s ability to correctly reflect these data in the share price and, (iii) subject to the elements for comparative analysis of the share and the ORA described above, on the liquidity of these different securities, among others.

Scenarios with regard to redemption of the DPNs

A scenario of disposal proceeds for the Non-Strategic Subsidiaries amounting to the level of €307 million required to limit to the greatest possible extent the dilution resulting from the conversion of the DPNs into shares would lead to increasing the range of values of €0.57-€0.77 obtained above to €0.65-€0.85.

Within the scope of our analyses, we considered that the trading price of the shares would reflect their intrinsic value, particularly at the DPNs’ redemption date. Nevertheless, it is impossible to know the future level of a price which is the complex result of anticipations made by market participants.

Under these conditions, it is important to note that in the event that the disposals of the Non-Strategic Subsidiaries do not make it possible to redeem the DPNs in full, several scenarios may be envisaged from the standpoint of the Shareholders depending on the level of the trading price of the shares:

(i)

the more the share price at the date of redemption of the DPNs is overvalued, the more favorable the impact on value accruing to Shareholders as the number of shares to be issued becomes lower;

(ii)

the more the share price is undervalued, the more unfavorable the impact for Shareholders for the opposite reasons. Furthermore, if the number of shares to be issued becomes higher than the number authorized by the shareholders at the general meeting, a new authorization will have to be given to adjust this number. Otherwise, the amount remaining due in respect of the DPNs would be immediately payable.

Early redemption of the ORA IIC

The scenarios for early redemption of the ORA IIC which are presented as a way of limiting the dilution of Shareholders seem to us to be unlikely.

Indeed, assuming that the ORA IIC represent approximately 23% of the issue of ORAs as illustrated in the Safeguard Plan, the calculations we have made show that early redemption as at December 31, 2010:

(i)

would suppose that the minimum free cash flow in respect of FY 2010 amounts to €1.13 billion or that the amount of the increase in capital to finance such a redemption amounts to €0.98 billion;

(ii)

is only interesting for Shareholders if the annual rate of return on the share is higher than 33%41.

Similarly, early redemption as at December 31, 2011 of the ORA IIC:

(i)

would suppose that the minimum free cash flow in respect of FY 2011 amounts to €1.30 billion or that the amount of the increase in capital to finance such redemption amounts to €1.13 billion;

(ii)

is only interesting for Shareholders if the annual rate of return on the share is higher than 24%42.

41 As compared to a value per share of €0.67 which is the median of the results presented in Section 6.2.3.

42 As compared to a value per share of €0.67 which is a median of the results presented in Section 6.2.3.

Percentage of capital held by Shareholders

Depending on the scenario considered, current shareholders could retain between 12.2% and 58.6% of the share capital of the Company on a fully diluted basis. The percentage of 12.2% is based on a scenario in which (i) Shareholders do not subscribe either for the increase in capital or the ORA issue, (ii) the disposal proceeds from the assets to be sold amount to zero and (iii) the ORA IIC are not the subject of any early redemption. With disposal proceeds of €100 million, €200 million and €307 million, the percentage holding in the capital of the Company of Shareholders is increased to 13.1%, 14.0% and 14.9% respectively. The percentage of 58.6% corresponds to a scenario in which (i) the Shareholders subscribe in full for the increase in capital and the issue of ORAs which is offered to them, (ii) the proceeds from disposal of the Non-Strategic Subsidiaries amount to €307 million and (iii) the ORA IIC are all subject to early redemption.

Governance

We have identified a certain number of provisions of the Safeguard Plan which we consider to be favorable to the Company’s shareholders. These involve in particular the appointment of a new board of directors consisting of independent members only43. The Chairman would like these new members to be able to bring an industry specific knowledge with regard to the Company’s portfolio of activities and relationships to develop the Company’s operations. They will be proposed at the Extraordinary Shareholders’ Meeting scheduled to be held in Q1 2010.

Furthermore, the Agreement states that Management will benefit from a “Management Incentive Plan”, which will be voted on by Shareholders. We understand that this plan will make it possible to index Management’s remuneration to certain operational performance targets. The interest of this plan for Shareholders will be even greater if these objectives are aligned with the shareholder value creation.

Conclusion

We consider that the analyses with regard to the percentage of holding in the capital do not in themselves make it possible to conclude on the interest for Shareholders of a certain number of transactions limiting the dilutive effect of the Restructuring. Although some of them, such as take-up by Shareholders for the capital increase or the ORA issuance or early redemption of the ORA IIC make it possible to limit the dilution for Shareholders, they are creating value for Shareholders only under certain conditions.

Only transactions with a positive impact on Shareholders’ wealth are in their interests. Our analysis shows that the elements which have the most favorable impact on the Shareholders’ wealth are (i) the favorable scenarios of disposals of the Non-Strategic Subsidiaries and, to a lesser extent (ii) the subscription for cash to the market transactions in the event that the intrinsic value per share would be higher than the price proposed.

7.    Opinion

In the light of all the elements set out above, we consider that the Restructuring is in the interests of the Company and in the interests of its Shareholders.

Paris,

December 15, 2009

43 With the exception of Frédéric Rose, the Chairman of Thomson S.A.

Appendix 1B
Letter issued in connection with the Independent Analysis Report, dated December 15, 2009

THE FOLLOWING IS AN ENGLISH LANGUAGE TRANSLATION OF THE FRENCH LANGUAGE LETTER OF APRIL 27, 2010 ISSUED IN CONNECTION WITH OUR INDEPENDENT ANALYSIS REPORT DATED DECEMBER 15, 2009. IN THE EVENT OF ANY DISCREPANCIES BETWEEN THE ORIGINAL FRENCH LANGUAGE LETTER AND THIS ENGLISH LANGUAGE TRANSLATION, THE ORIGINAL FRENCH LANGUAGE LETTER SHALL PREVAIL.

THIS LETTER IS ADDRESSED TO, AND FOR THE USE AND BENEFIT OF, THE BOARD OF DIRECTORS OF TECHNICOLOR S.A. (FORMERLY THOMSON S.A.) AND TO OR FOR NO OTHER PERSON OR ENTITY AND IS NOT A RECOMMENDATION TO THE BOARD OF DIRECTORS, TO ANY OF THE SECURITY HOLDERS OF SUCH COMPANY OR TO ANY OTHER PERSON, AS TO THE WAY IN WHICH THEY OR ANY OTHER PERSON SHOULD ACT WITH RESPECT TO ANY MATTER RELATING TO A TRANSACTION DISCUSSED HEREIN OR OTHERWISE INVOLVING THE COMPANY REFERRED TO HEREIN, AND MAY NOT BE RELIED UPON FOR ANY OTHER PURPOSES.  THE FOLLOWING DOES NOT CONSTITUTE AN OFFER TO SELL, A SOLICITATION OF AN OFFER TO BUY, OR ANY RECOMMENDATION WITH RESPECT TO, SECURITIES OF SUCH COMPANY OR ANY OTHER COMPANY OR ENTITY.

Financial Restructuring of Thomson S.A.

On December 15, 2009, we delivered an independent analysis report (the “Report”) to the Technicolor S.A. Board of Directors (formerly Thomson S.A., hereinafter, “Technicolor,” the “Company”) on whether the Restructuring of Technicolor was in the interests of the Company and in the interests of its current shareholders. The Report was issued in connection with the Combined Shareholders’ Meeting during which shareholders of the Company approved the resolutions on implementing the Sauvegarde Plan. The Combined Shareholders’ Meeting took place on January 27, 2010.

The Company determined to include our Report as an appendix to this Securities Note, which recites certain terms and conditions of the Restructuring, including a capital increase with subscription rights and a reserved issue of notes redeemable in shares of the Company.

In issuing the Report we had considered that the Restructuring would be effective on January 1, 2010, in accordance with its initial schedule at which time most of our analyses had been conducted. We also indicated that if this effective date were to be different and delayed beyond the first quarter of 2010, our conclusions would be valid only if the operating and financial assumptions had not changed materially by such later time. The Company therefore asked us to confirm as of the date hereof whether the conclusions set forth in the Report remain valid.

It should be noted that the Report dealt only with whether the Technicolor Restructuring was in the interest of the Company and its existing shareholders to the exclusion of any other aspect or consequence of the Restructuring; notably, the purpose of the Report was not to evaluate the treatment of creditors. Without limitation, this letter may not be considered an offer or recommendation to current Technicolor shareholders or any other person as to whether or not to enter into any capital markets transactions being proposed by the Company. All the qualifications included in the Report are applicable equally to this letter, in particular and, without limitation, the fact that we relied solely on, and assumed, without independent verification (i) the accuracy and completeness of all documents, data and other information which the Company communicated to us with no responsibility for such documents, data or other information, and (ii) the absence of any information or events which could render any information communicated by the Company inaccurate or incomplete.

Management informed us of changes in the Company’s operations since the end of 2009 and gave us quantitative and qualitative information on the two events whose operational or financial consequences leave the most significant impact on the Company’s future performance including:

(1)

the long-term strategic partnership with Warner Bros. announced on February 2, 2010, in particular relating to the reproduction and distribution of DVDs and Blu-rayTM discs. The implementation of this partnership would have a negative impact on the Company’s cash flows in 2010 but a positive impact beyond such date, and a positive impact on EBITDA starting in 2010. The fact that the contract would enable the Company to significantly improve its competitive position further supports our analysis;

(2)

the delay in the plans to sell Grass Valley and the announcement by the Company on March 31, 2010 of its intention to proceed with a reorganization plan for its subsidiary. This reorganization would involve a plan to cut personnel by 25% and the cost of the reorganization would have a negative impact on cash flow in the 2010 fiscal year.

We only examined the consequences of these two events referred to above on the liquidity analysis, insofar as such analysis was conducted to assess the  Restructuring being in the interest of the Company.

The annual cash position for 2010 to 2015 remains higher than the minimum threshold which Management considers necessary for dealing with the seasonality of working capital requirements, or an operating underperformance compared to the Business Plan. The Net Debt ratio to be refinanced on EBITDA would not affect the Company’s ability to refinance the residual debt in 2016. Finally, the “headroom” on contractual financial ratios would be slightly below the levels in the Report for 2011 and 2012 without causing a breach of covenants on such ratios and the “headroom” in 2010 and as from 2013 would be comparable to the levels set forth in the Report.

Since the characteristics of the New Debt have not been amended by the above, our opinion as to whether the Restructuring is in the interest of the Company remains valid following the two events referred to above being taken into account, with all other things being equal.

With respect to the Restructuring being in the interest of shareholders, the approach we had used in the Report is not affected by the events referred to above. In fact, our Report, submitted to the Company’s Board of Directors, included an opinion as to the Restructuring being in the interest of the Company and its shareholders in order to provide information concerning the estimated value of their wealth in the context of the implementation of the Restructuring, in relation to alternative theoretical scenarios in the event the Sauvegarde Plan were to be rejected. All elements available at the time of the Report indicated that the alternative scenarios were less favorable than the implementation of the Sauvegarde Plan. The events which have taken place since the date of the Report do not change this reasoning.

On the basis of the additional and limited analyses we conducted, and subject to the conditions herein, we confirm as of the date hereof the validity of the conclusion of our report of December 15, 2009.

Paris,

April 27, 2010.

____________________

Jean-Florent Rérolle

Managing Director

Appendix 2
Definitions

Senior Creditors means, as the case may be, the holders of notes issued under the Existing Note Purchase Agreements and the lenders under the Existing Credit Facility, or the holders of New Notes and the lenders under the Credit Agreement.

Reinstated Debt means the New Term Loan Facility and the New Notes.

New Term Loan Facility means the loans in an initial aggregate amount of €950 million (based on the exchange rates set forth in the Sauvegarde Plan) granted to Technicolor under the Credit Agreement dated April 23, 2010 entered into among Technicolor as borrower, certain Technicolor subsidiaries as guarantors, The Bank of New York Mellon, London Branch, as credit agent and certain banking institutions as lenders.

New Notes means all the notes issued under the New Note Purchase Agreement and any notes issued in exchange or replacing the New Notes initially issued, including in the case of transfers, in accordance with the New Note Purchase Agreement.

Transaction means the issuance of the New Shares, the NRS, the NRS Warrants and the DPN.